AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1999
                                                     REGISTRATION NO. 333-80761
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                AMENDMENT NO. 1
                               -----------------
                             HAT WORLD CORPORATION
         (Exact name of small business issuer as specified in charter)
   MINNESOTA                     46-0452694                      5699
(State or other              (I.R.S. Employer              (Primary Standard
Jurisdiction of             Identification No.)        Industrial Classification
incorporation or                                              Code Number)
organization)
                           4912 S. Minnesota Avenue
                        Sioux Falls, South Dakota 57108
                                (605) 336-0551
                   (Address and telephone number of principal
                    executive office and place of business)
                                -----------------
                                Charles Clayton
                                 527 Marquette
                             Minneapolis, MN 55402
                                (612) 338-3738
          (Name and address and telephone number of agent for service)
                               -----------------
                                  Copies to:

       Harold M. Golz                      Anthony B. Petrelli                Ward E. Terry, Jr.
  EBI Securities Corporation         Neidiger, Tucker, Brunner, Inc.      Clanahan, Tanner, Downing
6300 S. Syracuse Way, Suite 645        1675 Larimer St., Ste. 300              & Knowlton, P.C.
    Englewood, CO 80111                     Denver, CO 80202             730 17th Street, Suite 500
      (303) 694-0295                         (303) 825-1825                   Denver, CO 80202
                                                                               (720) 359-9500


                               -----------------
                  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
   AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                                -----------------
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. []

                        CALCULATION OF REGISTRATION FEE

                                                            PROPOSED MAXIMUM                AMOUNT OF
 TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED    AGGREGATE OFFERING PRICE (1)      REGISTRATION FEE
   Common Stock $.01 par value (2)...................  $11,902,500                         $ 3,511.24
   Total.............................................  $ 3,511.24
=========================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(b) under the Securities Act of 1933.
(2) Includes shares that the representatives of the underwriters have the option to purchase from Hat World Corporation to cover over-allotments, if any, equal to fifteen percent (15%) of the initial shares.
                               -----------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a), OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Prospectus

                Subject to completion, dated August      , 1999


                               1,150,000 SHARES

                             HAT WORLD CORPORATION

                                     [LOGO]


                                 COMMON STOCK

     This is our initial public offering. We are offering all of the 1,150,000 shares. We estimate that the share price will be $7.00 to $9.00. No public market currently exists for our shares.


     We have applied to have our shares approved for listing on the Nasdaq National Market with the symbol "HATS."


INVESTING IN OUR SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


                                PER SHARE          TOTAL
                             --------------   --------------
  Public offering price       $                $
  Underwriting discounts      $                $
  Proceeds to Hat World       $                $

     Solely to cover any over-allotments, we have granted the representatives of the underwriters a 60-day option to purchase up to 172,500 additional shares of common stock on the same terms. This is a firm commitment offering.


     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS A CRIME TO MAKE ANY REPRESENTATION TO THE CONTRARY.



  NEIDIGER, TUCKER, BRUNNER, INC.



     EBI SECURITIES CORPORATION


         AMERICAN FRONTEER FINANCIAL CORPORATION


            JOSEPH STEVENS & COMPANY, INC.


                       PROSPECTUS DATED           , 1999


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SHARES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT SELL THESE SHARES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SHARES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                    [IMAGE]
                                    [IMAGE]
                                    [IMAGE]

Our Internet site address is "hatworld.com"; however, the information on the site is not a part of this prospectus.

We intend to furnish stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each year.

The Hat World logos are trademarks of Hat World Corporation.

                       HAT WORLD CORPORATION PROSPECTUS


                                 INTRODUCTION

       Please read this prospectus carefully. It describes our business, products, services and finances. We have prepared this prospectus so that you will have information necessary to make an investment decision.

       You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                        PROSPECTUS DELIVERY OBLIGATIONS

       Until      , 1999 (25 days after the date of this prospectus) all dealers making transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               TABLE OF CONTENTS



                                          PAGE
                                           ---
Prospectus Summary ......................    2
Risk Factors ............................    4
Additional Information ..................    9
Use of Proceeds .........................   10
Dividend Policy .........................   10
Capitalization ..........................   11
Dilution ................................   12
Selected Financial Data .................   13
Management's Discussion .................   14
Business ................................   17
Management ..............................   29
Certain Transactions ....................   35
Principal Stockholders ..................   36
Description of Capital Stock ............   37
Shares Eligible for Future Sale .........   38
Underwriting ............................   39
Legal Matters ...........................   41
Experts .................................   41
Index to Financial Statements ...........  F-1

                              PROSPECTUS SUMMARY


     We are a leading specialty retailer of sports related headwear. Our stores offer a large selection of licensed, baseball-style caps featuring logos of college and professional sports teams such as baseball, basketball, football, hockey, and motorsports. Our stores are located primarily in enclosed malls in the eastern half of the continental United States. At the date of this prospectus, we had 91 stores in 25 states with the average store occupying approximately 675 square feet and contributing approximately $500 in annual sales per-square-foot. To date our strategy has been to open stores in middle market cities, many near college campuses, where we can best serve our target market, the young adult between 12 and 35 years old. This strategy has enabled us to be profitable each year since we opened our first store in 1995. As a result of seasonal influences on our business, historically, 60% of our annual sales have occurred during the last half of the year. It is during this same period that we have previously attained profitability. Our current strategy includes opening stores in larger urban areas. The primary purpose of this offering is to provide us with capital to accelerate expansion. We currently intend to open 19 additional stores during the remainder of 1999 and 70 additional stores during each of the next 2 years.


     In April 1999, we opened our Internet site, www.hatworld.com. Recently, we enhanced the site to sell products. Consumers from anywhere in the world can access our Internet site and buy any of over 4,000 different hats. We expect our Internet site to serve as a profit center as well as an information source for tracking geographical changes in consumer preferences. This offering will enable us to further expand our e-commerce capabilities.

     Our operating subsidiary was incorporated in Minnesota on June 1, 1995. Our operations and distribution center are located in Indianapolis, Indiana. On April 26, 1999, we incorporated our holding company, also in Minnesota. The office for our holding company, investor relations, financial and accounting departments is at 4912 South Minnesota Avenue, Sioux Falls, South Dakota 57108. Our telephone number is (605) 336-0551.


                                 THE OFFERING

Common stock offered by Hat World ...................  1,150,000 shares

Common stock to be outstanding after this offering...  4,293,446 shares


Use of proceeds......................................  To open and operate additional stores, to pay
                                                       indebtedness, to make
                                                       complementary
                                                       acquisitions or
                                                       investments, and for
                                                       working capital, and
                                                       other general purposes
                                                       including enhancements to
                                                       our e-commerce site.


Proposed Nasdaq National Market symbol...............  HATS


The number of shares of common stock to be outstanding after this offering does not include:

* 433,500 shares that would be issued upon the exercise of stock options outstanding under our 1999 Stock Option Plan at a weighted average exercise price of $5.61 per share;

* 446,500 additional shares that have been reserved for issuance and may be granted under such plan;

* 40,000 shares issuable upon the exercise of a warrant that we have agreed to issue after the offering as partial consideration for a loan guarantee. The warrant will be for two years and will have an exercise price equivalent to 125% of the initial public offering price per share;

* 36,000 shares issuable upon the exercise of options granted to directors (4,000 shares per director), exercisable for a period of three years at a price of 125% of the initial public offering price per share; and

* 115,000 shares issuable upon the exercise of warrants to be issued to the representatives of the underwriters of this offering. The warrants are to be exercisable for a period of four years commencing one year after the effective date of the offering and shall be exercisable at 120% of the initial public offering price per share.


                            SUMMARY FINANCIAL DATA

     The following table summarizes the financial data for our business. Please see our audited and unaudited financial information beginning on page F-1.


                                                     YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                                                ----------------------------------   -------------------------------
                                                      1997              1998              1998             1999
                                                ---------------   ----------------   -------------   ---------------
STATEMENT OF OPERATIONS DATA:
 Net sales ..................................     $ 3,761,107       $ 10,975,102      $3,159,810       $ 7,518,135
 Net income (loss) ..........................     $   275,558       $    642,569      $  (44,290)      $  (459,038)
                                                  ===========       ============      ==========       ===========
 Earnings (loss) per share, diluted .........     $      0.13       $       0.22      $    (0.02)      $     (0.15)
                                                  ===========       ============      ==========       ===========


                                                                                            SIX MONTHS ENDED JUNE
                                                        YEAR ENDED DECEMBER 31,                       30,
                                              -------------------------------------------   ----------------------
                                               1995       1996        1997        1998         1998         1999
                                              ------   ---------   ---------   ----------   ----------   ---------
SELECTED OPERATING DATA:
 Number of stores:
  Opened during period ....................       1          4          13           35           14          27
  Closed during period ....................       0          0           0            0            0           0
  Open at end of period ...................       1          5          18           53           32          80
 Comparable store sales increases .........     N/A        N/A         6.4%        12.4%        13.3%        9.9%
 Net sales increases ......................     N/A        778%        300%         192%         308%        138%


                                                JUNE 30, 1999
                                       -------------------------------
                                            ACTUAL        AS ADJUSTED
                                       ---------------   -------------
BALANCE SHEET DATA:
 Cash and cash equivalents .........    $     13,405     $8,017,405
 Working capital (deficit) .........      (1,041,681)     6,962,319
 Stockholders' equity ..............       4,916,458     12,920,458

The as adjusted column reflects our receipt of the estimated net proceeds from the sale of 1,150,000 shares of common stock at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and other estimated offering expenses and prior to use of net proceeds.


                             ABOUT THIS PROSPECTUS

     Unless otherwise indicated, all information in this prospectus assumes that the representatives of the underwriters do not exercise their over-allotment option or their warrants and that no other person exercises any other outstanding option or warrant.

     This summary highlights some information from this prospectus and may not contain all the information that is important to you.

     Unless the context requires otherwise, "Hat World," "we," "us," and "our" in this prospectus refer to Hat World Corporation, including our subsidiary, Hat World, Inc.

                                 RISK FACTORS

     BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE OF VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISKS, TOGETHER WITH ALL THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

     THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO OUR FUTURE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVES," "EXPECTS," "ESTIMATES," "ANTICIPATES," "INTENDS," "PLANS," AND SIMILAR EXPRESSIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING ALL THE RISKS DISCUSSED IN THIS SECTION AND ELSEWHERE IN THIS PROSPECTUS.

DIFFICULTIES IN MANAGING OUR GROWTH WILL AFFECT OUR OPERATING RESULTS AND MAY CAUSE OUR STOCK PRICE TO DECLINE.

       We cannot guarantee that we will be able to effectively or successfully manage our growth, and if we do not, our operational and financial performance and our stock price may suffer. We intend to pursue an expansion strategy involving opening more stores than we have in recent years, and our future operating results will depend to a substantial extent upon our ability to open and operate new stores successfully. There will always be some uncertainty whether our new stores will be as profitable or generate sales comparable to our existing stores.

       We will also enter certain new markets in new regions and larger urban areas that may present competitive and merchandising challenges that are different from those that we have encountered in our existing markets. Our ability to open new stores on a timely basis will depend upon a number of factors. These include our ability to:

     *    properly identify and enter new markets,
     *    locate suitable store sites,
     *    negotiate acceptable lease terms,
     *    access adequate inventory,
     *    secure capital resources and financing,
     *    construct or refurbish sites,
     *    hire, train and retain skilled managers and personnel,
     *    open stores on a timely basis, and
     *    manage other factors, many of which will be beyond our control.


THE LOSS OF KEY PERSONNEL AND OUR FAILURE TO ATTRACT AND RETAIN ADDITIONAL HIGHLY SKILLED PERSONNEL COULD HARM OUR BUSINESS AND CAUSE OUR STOCK PRICE TO FALL.

       We believe that our success will depend on the continued services of our senior management team. The loss of the services of any of our senior management team or other key employees could adversely affect our business, financial condition and operating results.


       Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, sales and marketing personnel. We have expanded our operations and we will continue to hire additional personnel as our business grows. Competition for such personnel is intense, and we cannot guarantee that we will successfully attract, assimilate or retain a sufficient number of qualified personnel. Failure to retain and attract necessary personnel could adversely affect our business, financial condition and operating results.



AS COMPETITION BECOMES STRONGER, OUR FINANCIAL PERFORMANCE AND THE VALUE OF YOUR INVESTMENT MAY DECLINE.

       Due to increased competition, we may experience difficulty in continuing to compete successfully against existing or future competition. Our expansion into the markets served by our competitors, entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations. We compete with a large variety of stores and retailers that carry the same type of merchandise we sell. Many competitors are larger than us and have access to significantly greater financial, marketing and other resources. It is uncertain that our stores can continue to compete on the basis of merchandise quality and selection, price, visual appeal of the merchandise and the convenience of the store location.

IF WE MAKE MISTAKES IN JUDGING CONSUMER PREFERENCES, OUR SALES, PROFIT MARGINS AND STOCK PRICE COULD GO DOWN.

       Any failure to anticipate and respond to changing consumer preferences could lead to lower sales, excess inventory and lower margins, any of which could have a material, adverse effect on our business, financial condition and results of operations. All of our products are subject to changing consumer preferences. Consumer preferences and demand could shift to types of headwear other than those sold by us. Any shift could have a material adverse effect on our operating results. Our future success will depend on our ability to anticipate and respond to changes in consumer preferences. We may not be able to anticipate or respond to changes on a timely basis, or at all.

ANY TROUBLE DEALING WITH A FEW KEY VENDORS COULD SLOW THE SUPPLY OF VITAL PRODUCTS, WHICH WOULD ADVERSELY AFFECT SALES, REDUCE OPERATING PERFORMANCE AND HURT OUR STOCK PRICE.

       We buy significant amounts of our products from five vendors with whom we have no long-term purchase commitments or exclusive contracts. If we experience problems with respect to vendor fulfillment and retention or if any of our key vendors experience business interruptions, we may have difficulty in obtaining desired merchandise on acceptable terms.

SYSTEM FAILURES, DELAYS AND CAPACITY RESTRAINTS COULD ADVERSELY AFFECT OUR OPERATIONAL AND FINANCIAL PERFORMANCE AND CAUSE OUR STOCK PRICE TO DECLINE.

       Our business depends on the efficient and uninterrupted operation of our computer and communications systems. Our principal computer center and communications systems are located at our operations headquarters in Indianapolis, Indiana. Any systems interruptions that cause malfunctions or result in slower response times could result in losses of data and revenue. Any of these losses could materially and adversely affect our business, financial condition and operating results. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. We do not presently have a formal disaster recovery plan and our insurance may not be sufficient to cover losses from these events.

       In addition, we rely on our existing management information systems for operating and monitoring all major aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, as well as various financial functions. Any failure by us to upgrade such systems or unexpected difficulties encountered with such systems as our business expands, or in general any disruption in these systems, could adversely affect our results of operations and financial performance.

ANY FACTORS NEGATIVELY AFFECTING OUR BUSINESS DURING THE FOURTH QUARTER IN ANY YEAR, INCLUDING UNFAVORABLE ECONOMIC CONDITIONS, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND MAY CAUSE CONSIDERABLE FLUCTUATIONS IN OUR STOCK PRICE.

       The market value of our common stock will likely vary significantly in response to changes in our quarterly results of operations. We have experienced, and expect to continue to experience, substantial seasonal fluctuations in our sales and operating results, which are typical of many mall-based specialty retailers and common to most retailers generally. Due to the importance of the fall selling season, which includes Thanksgiving, Christmas and the peak selling period of major team sports, the fourth calendar quarter has historically contributed, and is expected to continue to contribute, a substantial majority of our operating income and net income for the entire year. We expect this pattern to continue during the current fiscal year and anticipate that in subsequent years the fourth quarter will continue to contribute disproportionately to our operating results, particularly during November and December.

       Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing and pre-opening expenses of new stores, the relative proportion of new stores to mature stores, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of holidays and changes in our product mix.

OUR REGIONAL MARKET CONCENTRATION SUBJECTS US TO REGIONAL CONDITIONS WHICH COULD ADVERSELY IMPACT OUR REVENUES AND THE MARKET PRICE OF OUR STOCK.

       Our results of operations are more subject to the regional economic conditions, weather and population changes and other factors specific to our particular regions than the operations of more geographically diverse competitors. Most of our stores are located in the eastern half of the continental United States and, in some cases, are clustered in groups. Our current expansion plans anticipate that many of our new stores will be located in the states where we already have operations or in contiguous states. In addition, changes in regional factors which reduce the appeal of our stores and merchandise to local consumers could have a material adverse effect on our business, results of operations and financial condition.

VARIATIONS IN OUR COMPARABLE STORE SALES RESULTS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO FLUCTUATE SIGNIFICANTLY.

       Numerous factors affect comparable store sales results, including among others, weather conditions, retail trends, the retail sales environment, economic conditions and our success in executing our business strategy. Our comparable store sales results have experienced monthly fluctuations. In addition, it is possible that opening new stores in existing markets may result in decreases in comparable store sales for existing stores in such markets. Comparable store sales may decrease in the future. The perception of analysts and other investors of our performance compared to our prior performance and that of competitors and other retailers may affect our stock price.

AS A "BRICK AND MORTAR" RETAILER, WE HAVE A STRONG COMMITMENT TO MALL-BASED LOCATIONS AND ANY SIGNIFICANT IMPACT FROM INTERNET SALES OR A DECLINE IN POPULARITY OF MALL SHOPPING COULD HURT OUR PERFORMANCE AND STOCK PRICE.

       Internet commerce, though now a small component of retailing, is expected to grow at a rapid rate. Our Internet commerce site is new. We do not know the impact that our or competitive Internet commerce may have on sales in our mall stores.

       Our future operating results will depend on many factors that are beyond our control, including the overall level of mall traffic and general economic conditions affecting consumer confidence and spending. Substantially all of our existing stores are located in enclosed malls. As a result, we must rely, in part, on the ability of mall anchor tenants and other tenants to generate customer traffic in the vicinity of our stores.

       Enclosed shopping malls may not continue to attract a sufficient number of shoppers for our business or malls in which we have stores may fail to attract strong anchors, which could have a material, adverse effect on our business, results of operations and financial performance.

OUR FINANCIAL PERFORMANCE AND STOCK PRICE COULD BE HURT BY OUR DEPENDENCY ON FOREIGN-SOURCED MERCHANDISE, FOREIGN TRADE PRACTICES AND ECONOMIC CONDITIONS.

       Changes in foreign governments, regulations and political stability may cause disruption of trade from the countries in which the suppliers of our vendors are located. Such disruptions could adversely affect sales and financial performance. Some of our vendors are importers of merchandise manufactured by or for them in the Far East. Risks involved in buying products manufactured abroad include fluctuations in the value of currencies and increases in customs duties and related fees resulting from position changes by the United States Customs Service. Our vendors are also subject to import controls and trade barriers (including the unilateral imposition of import quotas), loss of most-favored-nation trading status, restrictions on the transfer of funds, labor disputes, work stoppages and strikes, negative publicity from certain work or trade practices and economic uncertainties.

FAILURE TO PROTECT TRADEMARKS, TRADE SECRETS AND OTHER PROPRIETARY RIGHTS AND ANY INFRINGEMENT OF THE PROPRIETARY RIGHTS OF THIRD PARTIES COULD IMPACT OUR COMPETITIVENESS, FINANCIAL PERFORMANCE AND STOCK PRICE.

       Any infringements of our trademarks, trade secrets and intellectual property could have a material, adverse effect on our business, financial condition and operating results. We seek to protect our rights, but our efforts may be inadequate and may not prevent others from claiming violations by us of their proprietary rights. The unauthorized misappropriation of our proprietary rights could have a material, adverse effect on our business, financial condition and operating results. Trade secret, copyright and trademark laws offer only limited protection. Further, we may not be able to use our U.S.

trademarks in other countries where we may expand. Trademark, copyright and trade secret protection may not be available in those countries. Policing unauthorized use of our proprietary information is difficult. If we resort to legal proceedings to enforce our proprietary rights, the proceedings could be burdensome and expensive, and the outcome could be uncertain.

       We may also be subject to claims alleging infringement by us of third party proprietary rights. If we were to discover that any of our products infringed third party rights, we may not be able to obtain permission to use such rights on reasonable terms. This inability may require us to expend significant resources to make our products non-infringing or to discontinue the use of such products. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Further, a party making such a claim could secure a judgment that requires us to pay substantial damages or that prevents us from using or selling our products.

WE MAY MAKE ACQUISITIONS THAT WILL EXPOSE US TO NEW RISKS AND UNCERTAINTIES, DILUTE OUR STOCKHOLDERS' OWNERSHIP, CAUSE US TO INCUR DEBT AND ASSUME CONTINGENT LIABILITIES.

       We may acquire or make investments in additional complementary businesses, technologies, services or products if appropriate opportunities arise. This acquisition and investment strategy has the following risks:

     * We may not be able to identify suitable acquisition or investment candidates at reasonable prices;
     * We may make errors in determining which business opportunities are complementary or appropriate;
     * We may not be able to successfully integrate services, products or personnel of any acquisition or investment into our operations;
     * Acquisitions and investments may cause a disruption in our ongoing business, distract our management and other personnel and make it difficult to maintain our standards, controls and procedures;
     * We may acquire unknown liabilities in these acquisitions or investments;
     * Costs associated with these acquisitions, including the amortization of intangible assets, will adversely affect profitability;
     * We may acquire companies or make investments in markets in which we have little experience;
     * As consideration for such acquisitions, we may be required to issue additional shares of our capital stock. This would have a dilutive effect upon our existing shareholders' stock ownership; and
     * We may be required to assume or incur substantial indebtedness in connection with any acquisition or in order to fund the operation or existing commitments of the acquired company.


WE MAY ENCOUNTER INTERNET REGULATORY UNCERTAINTIES IN OUR ATTEMPT TO ESTABLISH ONLINE SALES, WHICH COULD RAISE OUR COSTS AND HURT OUR FINANCIAL PERFORMANCE AND STOCK PRICE.

       Few laws or regulations are currently directly applicable to certain activities on the Internet. However, because of the Internet's popularity and growth, new laws and regulations may be adopted in such areas as:

     *    online content;
     *    user privacy;
     *    taxation;
     *    access charges;
     *    linkage fees;
     *    copyrights;
     *    characteristics and quality of products and services; and
     *    consumer protection.

       Such government regulation may impose additional burdens on our business. They may also impede the growth in Internet use and thereby decrease the demand for our products and services via the Internet.

       Additionally, U.S. and foreign laws applicable to e-commerce or Internet communications are becoming more prevalent. These laws have been recently enacted and there is uncertainty regarding their marketplace impact. Any new legislation or regulation regarding the Internet, or application of existing laws and regulations, to the Internet, could materially affect us.


CONFLICTS WITH OTHER WEB SITE ADDRESSES MAY CAUSE OUR INTERNET SALES TO SUFFER AND NEGATIVELY AFFECT OUR OVERALL PERFORMANCE AND STOCK PRICE.

       We may not be able to prevent third parties from acquiring web site addresses that are similar to our addresses, which could materially and adversely affect our business, financial condition and operating results. We currently hold various Internet web site addresses related to our business. Governmental agencies and their designees generally regulate the acquisition and maintenance of web site addresses. The regulation of web site addresses in the United States and foreign countries is subject to change. As a result, we may not be able to acquire or maintain relevant web site addresses in all countries where our services and products are made available through the Internet. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is unclear.


OUR CURRENT DIRECTORS AND OFFICERS CONTROL HAT WORLD AND ANALYSTS AND OTHER INVESTORS MAY DISAGREE WITH THEIR DECISIONS, CAUSING OUR STOCK PRICE TO SUFFER.


       After this offering, our officers and directors will control a minimum of 67% of our outstanding common stock. As a result, they may be able to exercise a controlling influence over matters requiring approval of our shareholders, including the election of directors, and over our business and affairs. Investors in this offering will not be able to exercise control. This would include determinations with respect to mergers and other business combinations, and the acquisition and disposition of our assets.

WE MAY NEED AND BE UNABLE TO OBTAIN ADDITIONAL CAPITAL, WHICH WOULD CURTAIL OUR GROWTH AND HURT OUR STOCK PRICE.


       We may not be able to achieve our goals without additional capital and we may not be able to raise the additional capital. Even if additional capital is obtained, it may not be on favorable terms.


FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD CAUSE OUR STOCK PRICE TO FALL AND DECREASE THE VALUE OF YOUR INVESTMENT.

       The market price of our common stock could fall if our stockholders sell substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering. Such sales might also make it more difficult for us to sell equity securities in the future at a time, at a price and on terms that we deem appropriate.


       Restrictions under the securities laws and certain lock-up agreements limit the number of shares of common stock available for sale in the public market. However, the representatives of the underwriters may, in their sole discretion, release all or any portion of the securities subject to the lock-up agreements.


       Upon the closing of this offering, some stock and warrant holders are entitled to certain registration rights. The exercise of such rights could adversely affect the market price of our common stock.


IF WE ARE UNABLE TO RENEW OUR STORE LEASES AS THEY REACH THEIR MATURITY, OUR FUTURE PERFORMANCE MAY BE ADVERSELY AFFECTED AND YOUR STOCK VALUE MAY DECLINE.

       The store leases for the 91 retail store locations where we are currently located provide for a fixed term ranging for most leases from seven to eight years, at which time they expire. Because the leases do not contain provisions for renewal options, there is no guarantee that the leases for favorable and highly profitable store locations will be renewed. Any failure to renew leases expiring in the same years in the future could materially, adversely affect our financial condition and operations.

       All existing store leases provide for the payment of fixed rent and additional rent. Such rent is subject to increases. If gross sales in any particular store exceed an annual base amount (or, in a few cases, a base monthly amount) as provided in the lease for that store, we will be required to pay additional rent equal to a fixed percentage rate ranging from 6% to 7% of such annual amount (or monthly amount) of gross sales. In addition, we are required under the leases to pay additional rent for each store's proportionate share of real estate taxes and assessments, common area maintenance charges, utility charges, advertising promotional and media fund charges associated with the promotion of the malls where the stores are located. In many cases, we are required to pay a proportionate share of the landlord's insurance premium costs for insuring the malls in which stores are located. Under some leases, we are required to pay a proportionate share of the interior sprinkler system and heating, air conditioning and ventilation costs for certain malls. Our operating expenses could increase significantly each year, particularly after the first year of operations of the particular stores. The effect on our financial operating expenses could be significantly impacted by the cumulative effect of such increases as the bulk of our existing stores which have opened in the last 12 months reach maturity.

       In addition, several of our leases allow the landlords to increase our fixed rent or terminate a lease for particular stores after the passage of a number of years if our gross sales do not exceed the annual base rent at any time prior to such date.

       With few exceptions, our store leases contain a provision which restricts within a prescribed area measured from the site of an existing store, the opening of any additional stores by us. Under the terms of most leases, any failure by us to comply with such restriction will result in the landlord of the existing store location having the right to include the gross sales of such additional store as part of the percentage rent calculation for the existing store. Such provision could limit our ability to open stores in locations included in such restrictive areas which we may subsequently determine are more favorable locations in the future than a particular existing store.

       Some of the store leases contain a cross default provision which provides that a breach by us of any lease term or provision for a particular store location may be treated by the landlord as a default of any other store lease we may have with such landlord. The landlord as a consequence may terminate our rights under all store leases to which the landlord is a party.


CERTAIN PROVISIONS IN OUR CORPORATE DOCUMENTS MAY DISCOURAGE OUR ACQUISITION BY OTHERS AND THUS DEPRESS OUR STOCK PRICE.
       Our corporate documents and Minnesota law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders.

       These and other provisions might discourage, delay or prevent a change in control for us or a change in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of common stock.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed, with the Securities and Exchange Commission, Washington, DC, a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, the exhibits and schedules. For further information, about our common stock and us, please refer to the registration statement, exhibits and schedules. Statements made in this prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

     The registration statement, exhibits and schedules may be inspected without charge and copied at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates from such offices upon the payment of the fees proscribed by the SEC.

     The SEC maintains a web site that contains registration statements, reports, proxy and other information regarding registrants that file electronically with the SEC. The address for the Internet site is http://www.sec.gov.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering of approximately $8,004,000 or $9,204,600 if the representatives of the underwriters exercise their over-allotment option in full. Each of these amounts is based upon an assumed initial public offering price of $8.00 per share.

     We expect to use the net proceeds of this offering for the following purposes:


     * to repay approximately $4.5 million in debt consisting of short-term indebtedness of approximately $2.5 million (interest at .25% above the prime rate, matures September 30, 1999) and a bridge loan of $2.0 million (interest at .25% above the prime rate to a bank plus 4% to the affiliated guarantor, matures September 30, 1999) which were used to fund the opening of new stores;
     * to fund the expansion of new stores after the offering, estimated at $2.0 million, which would increase to $2.5 million if the over-allotment option is exercised in full;
     * to make complementary acquisitions or investments, estimated at $1.0 million, which would increase to $1.7 million if the over-allotment option is exercised in full; and
     * for working capital and other general corporate purposes, including enhancements to our e-commerce site, estimated at $.5 million.


     We have not identified specific uses for all of the proceeds from this offering, and management will have broad discretion over their use and investment. As noted above, we may acquire or invest in complementary businesses, and a portion of the net proceeds may be used for such acquisitions or investments. However, we currently have no understandings, commitments or agreements for any material acquisition or investment.

     Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing investment grade securities.


                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock.

     We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999. Our capitalization is presented:

     *    on an actual basis; and
     * on an as-adjusted basis to reflect our receipt of the estimated net proceeds from the sale of 1,150,000 shares of common stock at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and estimated offering expenses.


                                                                          ACTUAL        AS ADJUSTED
                                                                       ------------   --------------
      Common stock, $.01 par value, 10,000,000 shares
       authorized, 3,143,446 shares issued and outstanding;
       4,293,446 shares issued and outstanding as adjusted .........   $   31,436      $    42,936
      Additional paid in capital ...................................    4,383,230       12,375,730
      Retained earnings ............................................      501,792          501,792
                                                                       ----------      -----------
      Stockholders' Equity .........................................   $4,916,458      $12,920,458
                                                                       ==========      ===========

     We expect there will be 4,293,446 shares of common stock outstanding after this offering. In addition to the shares outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:


     * 433,500 shares issuable upon the exercise of stock options outstanding under the 1999 Stock Option Plan at a weighted average exercise price of $5.61 per share;
     * 446,500 shares available for issuance under the same Plan; o 40,000 shares issuable upon the exercise of a warrant that we have agreed to issue after the offering as partial consideration for a loan guarantee. The warrant will be for two years after the effective date of the offering and will have an exercise price equivalent to 125% of the initial public offering price per share;
     * 36,000 shares issuable upon the exercise of options granted to directors (4,000 shares per director), exerciseable for a period of three years at a price of 125% of the initial public offering price per share; and
     * 115,000 shares issuable upon the exercise of warrants to be issued to the representatives of the underwriters of this offering. The warrants are to be exercisable for a period of four years commencing one year after the effective date of the offering and shall be exercisable at 120% of the initial public offering price per share.

                                   DILUTION

     As of June 30, 1999, the net tangible book value was $4,894,562 or $1.56 per common share. Net tangible book value per common share represents the amount of our total tangible assets less total liabilities, divided by the number of common shares outstanding.

     After giving effect to the sale of the 1,150,000 shares of common stock offered at an assumed initial public offering price of $8.00 per share, and after deducting the underwriting discounts and estimated offering expenses payable by us, our as adjusted net tangible book value at June 30, 1999 would have been $3.00 per share. This represents an immediate increase in the as adjusted net tangible book value of $1.44 to existing stockholders and an immediate dilution in as adjusted net tangible book value of $5.00 per share to purchasers of common stock in this offering. Dilution per share represents the difference between the price per share paid by public investors and the as adjusted net tangible book value per share at June 30, 1999. The following table illustrates this per share dilution as of June 30, 1999.



          Assumed initial public offering price per share ...........                 $  8.00
           Net tangible book value before the offering ..............    $  1.56
           Increase to existing shareholders after offering .........       1.44
                                                                         -------
          As adjusted net tangible book value per share after
          the offering. .............................................                    3.00
                                                                                      -------
          Dilution per share to new investors .......................                 $  5.00
                                                                                      =======

     The following tables set forth, as of June 30, 1999, after giving effect to the sale of the number of common shares, and without adjustment for the underwriting discount and other expenses related to this offering, the number and percentage of shares of common stock purchased from the Company, the amount and percentage of cash consideration paid and the average price per share paid by the new investors pursuant to this offering and by existing shareholders.

                                      SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                  -----------------------   -------------------------      PRICE
                                     NUMBER      PERCENT        AMOUNT       PERCENT     PER SHARE
                                  -----------   ---------   -------------   ---------   ----------
Existing stockholders .........   3,143,446         73%     $ 4,414,666         32%     $ 1.40
New investors .................   1,150,000         27%       9,200,000         68%     $ 8.00
                                  ---------        ---      -----------        ---
 Total ........................   4,293,446        100%     $13,614,666        100%
                                  =========        ===      ===========        ===

     See "Capitalization" for information about shares issuable and reserved for stock options and warrants that would also effect dilution.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes beginning on page F-1. The statements of operations data are set forth below for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999. These figures are derived from and qualified by reference to our financial statements included elsewhere in this prospectus. The results are not necessarily indicative of results to be expected for any future period.


                                                       YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                                  ----------------------------------   -----------------------------
                                                        1997              1998              1998            1999
                                                  ---------------   ----------------   -------------   -------------
STATEMENTS OF OPERATIONS DATA:
 Net sales ....................................     $ 3,761,107       $ 10,975,102      $3,159,810      $7,518,135
 Gross profit .................................       2,054,081          6,077,172       1,720,676       4,171,846
 Income (loss) from operations ................         480,674          1,014,493         (71,322)       (638,353)
 Income (loss) before income taxes ............         470,858          1,008,269         (80,528)       (765,063)
 Provision (benefit) for income taxes .........         195,300            365,700         (36,238)       (306,025)
                                                    -----------       ------------      ----------      ----------
 Net income (loss) ............................     $   275,558       $    642,569      $  (44,290)     $ (459,038)
                                                    ===========       ============      ==========      ==========
 Earnings (loss) per share, basic .............     $      0.13       $       0.23      $    (0.02)     $    (0.15)
                                                    ===========       ============      ==========      ==========
 Earnings (loss) per share, diluted ...........     $      0.13       $       0.22      $    (0.02)     $    (0.15)
                                                    ===========       ============      ==========      ==========
 Weighted average shares outstanding ..........       2,074,902          2,820,890       2,545,816       3,143,446


                                                                                               SIX MONTHS ENDED JUNE
                                                         YEAR ENDED DECEMBER 31,                         30,
                                              ----------------------------------------------   ----------------------
                                                 1995        1996        1997        1998         1998         1999
                                              ---------   ---------   ---------   ----------   ----------   ---------
SELECTED OPERATING DATA:
 Number of stores:
   Opened during period ...................        1            4          13           35           14          27
   Closed during period ...................        0            0           0            0            0           0
   Open at end of period ..................        1            5          18           53           32          80
 Comparable store sales increases .........      N/A          N/A         6.4%        12.4%        13.3%        9.9%
 Net sales increases ......................      N/A          778%        300%         192%         308%        138%


                                                JUNE 30, 1999
                                       -------------------------------
                                            ACTUAL        AS ADJUSTED
                                       ---------------   -------------
BALANCE SHEET DATA:
 Cash and cash equivalents .........    $     13,405     $8,017,405
 Working capital (deficit) .........      (1,041,681)     6,962,319
 Total assets ......................      10,724,461     18,728,461
 Stockholders' equity ..............       4,916,458     12,920,458

     The as adjusted column reflects our receipt of the estimated net proceeds from the sale of 1,150,000 shares of common stock at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and other estimated offering expenses and prior to use of net proceeds.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth under "risk factors" and elsewhere in this prospectus. The following discussion and analysis should be read in conjunction with "selected financial data," and the financial statements and notes thereto, appearing elsewhere in this prospectus.


GENERAL
     Our operating subsidiary, Hat World, Inc. was incorporated on June 1, 1995. We made this company a subsidiary of a new holding company, Hat World Corporation, which was incorporated on April 26, 1999. We have generated net income each year that we have been in business, and sales and net income have grown each year.

     Our annual sales increases have been mainly due to having more stores each year. Total same store sales have also increased since inception. Price increases for our merchandise have been much less a factor in the sales increases.

     Sales are seasonal due to holiday shopping and peak selling periods of major team sports. For example, in the fourth quarter, in addition to Christmas sales, the National Football League (NFL), the National Basketball Association
(NBA), the National Hockey League (NHL) and both college basketball and football are in season. For a typical store we expect 19% of annual sales to occur in the first quarter, 21% in the second, 23% in the third and 37% in the fourth quarter. At the store level, profits generally follow these same percents. However, it has historically taken until the fourth quarter to generate net profits, due to the burden of selling, general and administrative and other expenses at the company level.


RESULTS OF OPERATIONS
     From the calendar year ended December 31, 1996 to December 31, 1998 our net sales increased at a compounded annual rate of 341.5%. Net income increased from $53,632 in 1996 to $642,569 in 1998, or at a compounded annual rate of 1098.1%.


FIRST SIX MONTHS OF 1999 COMPARED TO FIRST SIX MONTHS OF 1998
     The number of our stores increased to 80 from 32.

     NET SALES. Net sales increased by $4,358,325, or 138%, to $7,518,135 for the six months ended June 30, 1999 compared to $3,159,810 for the six months ended June 30, 1998. This increase in net sales was due to the addition of 48 new stores and a same-store sales increase of 9.9%.


     COST OF SALES. Cost of sales increased by $1,907,155, or 133%, to $3,346,289 for the six months ended June 30, 1999 compared to $1,439,134 in 1998. Principal reasons for this increase were the rise in the number of stores and the volume of merchandise sold. As a percentage of net sales, cost of sales decreased to 44.5% in 1999 compared to 45.5% in 1998. The decrease, as a percentage of sales, was due to our increasing buying power to negotiate lower prices from vendors, which resulted in higher gross margins.


     OPERATING EXPENSES. Operating expenses increased by $3,018,201, or 168%, to $4,810,199 in 1999 from the 1998 level of $1,791,998. This increase was due to the increased cost of opening and operating the additional stores.

     Rent and common area maintenance expenses are included in operating expenses, are relatively fixed in nature, and remained relatively stable as a percent of sales from 1999 compared to 1998.

     Depreciation and amortization increased by $273,121, or 176%, to $428,194 for the six months ended June 30, 1999 from the 1998 level of $155,073. This increase was primarily due to the investment in 48 new stores.

     OTHER. Due to the decrease in cash levels attributed to new store financing and the existence of short-term debt, interest expense exceeded interest income for the first six months of 1999 compared to the first six months of 1998. As a percentage of sales, interest income, net and other income, were immaterial for both periods.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997
     The number of our stores increased to 53 from 18.

     NET SALES. Net sales increased by $7,213,995, or 192%, to $10,975,102 for the year ended 1998 compared to $3,761,107 for the year ended 1997. This increase in net sales was due to the addition of 35 new stores, a same-store sales increase of 12.4% and an 8.7% increase in the average unit retail price in all stores.

     COST OF SALES. Cost of sales increased by $3,190,904, or 187%, to $4,897,930 in 1998 compared to $1,707,026 in 1997. Principal reasons for this increase were the rise in the number of stores and the volume of merchandise sold. As a percentage of net sales, these expenses decreased to 44.6% in 1998 compared to 45.4% in 1997. The decrease, as a percentage of sales, was due to our increasing buying power to negotiate lower prices from vendors, which resulted in higher gross margins.

     OPERATING EXPENSES. Operating expenses increased by $3,489,272, or 222%, to $5,062,679 in 1998 from the 1997 level of $1,573,407. This increase was due to the cost of opening and operating the additional stores. As a percentage of net sales, these expenses increased to approximately 46.1% in 1998 compared to 41.8% in 1997. The increase in general and administrative expenses as a percentage of sales is primarily attributable to the increased staff needed to open the 35 new stores as well as additional staff needed to maintain product flow to the additional stores.

     Rent, rent support and the cost of the merchandising department are included in operating expenses, are relatively fixed in nature, and remained relatively stable as a percent of sales from 1998 compared to 1997.

     Depreciation and amortization increased by $323,216, or 234%, to $461,233 in 1998 from the 1997 level of $138,017. This increase was primarily due to the investment in 35 new stores and the relocation of 3 stores.

     OTHER. Due to the decrease in cash levels attributed to new store financing and the existence of long-term debt, interest expense exceeded interest income in 1998. As a percentage of sales, interest income, net and other income, were immaterial for both 1998 and 1997.

     INCOME TAXES. Income taxes increased by $170,400 to $365,700 in 1998 compared to $195,300 in 1997. Our effective tax rate decreased 5.2% from 1998 compared to 1997.

LIQUIDITY AND CAPITAL RESOURCES
     Our operations have historically provided cash flow which, together with our credit facilities and equity financing, have provided adequate liquidity to meet our operational needs. Cash and cash equivalents, including short-term investments, totaled $433,354 at the end of 1998.

     Net cash provided by operating activities amounted to ($348,572) in 1998 compared to $556,330 in 1997. The decrease in 1998 was primarily due to additional inventory purchased to support the 35 new locations in 1998 and anticipated store openings for early 1999. Our current ratio, current assets over current liabilities, was 1.96 for 1998 and 1.52 for 1997.

     At the end of 1998, we had available a $650,000 credit line with a bank to finance our working capital requirements. This facility was to mature on March 30, 1999; however, in March 1999 we obtained a $3,500,000 credit line with a different bank. On April 21, 1999, we received an additional $2,000,000 credit line with the new bank in the form of a bridge loan. This bridge loan is guaranteed by Bluestem Capital Partners I. For the guarantee, we will pay Bluestem an additional interest payment of 4% over the bank rate plus a warrant to buy additional shares. The warrant is for the purchase of 40,000 shares of our common stock at 125% of the initial public offering price. The warrant is exercisable for two years following the effective date of the offering.

     At the end of 1998, we increased our investment in inventories to $2,682,854, or 246%, from the 1997 balance of $775,701. The increase in inventories was due to our opening and operating 35 additional stores in 1998 compared to 1997, a 194% increase. It was also due to inventory purchases made near the end of 1998 for new store openings planned for early 1999. As a result, inventory turnover decreased from 3.5 times in 1997 to 2.9 times in 1998. We believe inventories are appropriate given the increase in the number of stores and the level of sales currently being achieved.

     During 1998, we continued to expand and relocate our store base. Significant capital projects included the opening of 35 new stores and relocating 3 stores. Funds expended for capital improvements totaled $3,072,226 in 1998 compared to $969,805 in 1997. In the year ending December 31, 1999, capital expenditures are expected to be approximately $6,800,000 as we continue to invest in our store base, technology, and enhancements to our new distribution facility.

YEAR 2000 COMPLIANCE
     We may realize exposure and risks if the systems on which we are dependent to conduct our operations are not Year 2000 compliant. Our potential areas of exposure include products purchased from third parties, computers, software, telephone systems and other equipment used internally. We expect to resolve Year 2000 compliance issues primarily through normal upgrades of our software or by replacing existing software with Year 2000 compliant applications. The cost of these upgrades or replacements is included in our capital expenditure budget and is not expected to be material to our financial position or operating results. However such upgrades and replacements may not be completed on schedule or within estimated costs or may not successfully address our Year 2000 compliance issues.

     We use software and hardware developed by third parties both for our network and internal information systems. We are currently conducting an analysis to determine the extent to which vendors and suppliers have Year 2000 issues. If they are not yet Year 2000 compliant, we are asking them to provide a description of their plans to become compliant.

     Based on our work and assessments to date, we believe future costs relating to the Year 2000 issue will not have a material impact on our consolidated financial position, results of operations or cash flows. Because all our computer equipment has been purchased in the past few years, it is compliant as represented by computer vendors. We expect that the greatest exposure will be short-term product delays from vendors due to their systems or their suppliers' systems not being compliant. However, even then, we don't anticipate a significant problem because we can more easily tolerate shipping delays in January. We generally have some excess inventories in January, which is one of the months we do sidewalk sales. Furthermore, if delays occur, we expect the vendors will work to rectify their problems in order to resume shipments, and in most cases we believe we will be able to purchase good substitutes from other vendors.

     We anticipate that we will incur little or no additional cost in becoming ready for Year 2000 because all of our equipment is relatively new. Our future cost is low because, as represented to us by our equipment vendors, the new equipment is already compliant.

     Recently we mailed Year 2000 preparedness questionnaires to our primary vendors and suppliers and expect responses by October 1, 1999.

IMPACT OF INFLATION
     Inflation has not affected us, as we have generally been able to pass along inflationary increases in our costs through increased sales prices.

RECENT ACCOUNTING PRONOUNCEMENTS
     In Fiscal 1997, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which establishes new guidelines for the calculation of earnings per share. Basic earnings per share have been computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per share have been computed assuming the exercise of stock options as well as their related income tax effects. Earnings per share for all periods have been restated to reflect the provisions of this Statement.

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                                   BUSINESS

OUR COMPANY
     We are a specialty retailer of sports related headwear. We believe that our stores carry the largest and most complete selection of quality licensed and branded baseball-style hats in the markets we serve. Our products are emblazoned with logos representing the major sports teams in both the professional and college leagues such as baseball, basketball, football, and motorsports. We also sell branded, lifestyle, fashion and novelty hats, seasonal hats such as stocking caps and golf hats, hat accessories such as hat-bill benders, hat racks and cleaning products. In addition, we sell other sports novelty items and posters.

     We opened our first store on November 3, 1995, in Lafayette, Indiana. We grew to 5 stores in 1996, to 18 in 1997, to 53 stores in 1998 and to 91 stores at the date of this prospectus. Our stores can be found primarily in enclosed malls where our core customer, the young adult between the ages of 12 and 35, shops frequently. Through our efficient store operations, focus on customer service, and relationships with key vendors and mall developers, we believe that we have grown to be the second largest sports-headwear specialty retailer in the US and have been profitable annually since inception.

     Hat World Corporation is a holding company that was incorporated in Minnesota on April 26, 1999, in anticipation of this offering. We believe that our holding company structure benefits us as we grow, especially if we acquire other companies or operations. The holding company presently has only one active operating subsidiary, Hat World, Inc., which was incorporated in Minnesota on June 1, 1995.

EXISTING AND UPCOMING STORE LOCATIONS
     The following are our store locations, listed in the order in which they were opened:

STORE OPENED DURING 1995

Tippecanoe Mall                  Lafayette, Indiana        November 3, 1995
Total Stores Open: 1

STORES OPENED DURING 1996


Muncie Mall                      Muncie, Indiana           February 29, 1996
Market Place Shopping Center     Champaign, Illinois       June 29, 1996
Washington Mall                  Indianapolis, Indiana     November 7, 1996
White Oaks Mall                  Springfield, Illinois     November 14, 1996
Total Stores Open: 5

STORES OPENED DURING 1997

Northgate Mall                   Cincinnati, Ohio          March 5, 1997
Glenbrook Square Mall            Ft. Wayne, Indiana        April 11, 1997
Green Tree Mall                  Clarksville, Indiana      May 5, 1997
Jefferson Mall                   Louisville, Kentucky      June 27, 1997
Florence Mall                    Florence, Kentucky        July 11, 1997
Castleton Square Mall            Indianapolis, Indiana     July 20, 1997
Indianapolis Airport             Indianapolis, Indiana     July 30, 1997
River Valley Mall                Lancaster, Ohio           September 4, 1997
Lafayette Square Mall            Indianapolis, Indiana     October 23, 1997
Eastland Mall                    Bloomington, Illinois     October 24, 1997
Bashford Manor Mall              Louisville, Kentucky      October 29, 1997
Honey Creek Mall                 Terre Haute, Indiana      November 1, 1997
Greenwood Park Mall              Greenwood, Indiana        November 2, 1997
Total stores open: 18

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


                           STORES OPENED DURING 1998


Greenwood Mall                   Bowling Green, Kentucky      February 13, 1998
Janesville Mall                  Janesville, Wisconsin        March 5, 1998
Southpark Mall                   Moline, Illinois             March 27, 1998
Salem Mall                       Dayton, Ohio                 April 1, 1998
Lansing Mall                     Lansing, Michigan            April 3, 1998
Dayton Mall                      Dayton, Ohio                 April 3, 1998
Crossroads Center                Waterloo, Iowa               April 9, 1998
Regency Mall                     Racine, Wisconsin            April 15, 1998
Midland Mall                     Midland, Michigan            April 17, 1998
Fashion Square Mall              Saginaw, Michigan            April 18, 1998
East Towne Mall                  Madison, Wisconsin           April 24, 1998
Knoxville Center                 Knoxville, Tennessee         June 3, 1998
Cherryvale Mall                  Rockford, Illinois           June 5, 1998
Lakeview Square Mall             Battlecreek, Michigan        June 9, 1998
College Square Mall              Cedar Falls, Iowa            July 1, 1998
Coral Ridge Mall                 Coralville, Iowa             July 1, 1998
Union Station                    St. Louis, Missouri          July 9, 1998
Circle Centre Mall               Indianapolis, Indiana        July 14, 1998
Kentucky Oaks Mall               Padacuh, Kentucky            July 31, 1998
Governor's Square Mall           Clarksville, Tennessee       September 3, 1998
Grand Central Mall               Parkersburg, West Virginia   September 24, 1998
Morgantown Mall                  Morgantown, West Virginia    September 25, 1998
Meridian Mall                    Okemos, Michigan             October 11, 1998
Meadowbrook Mall                 Bridgeport, West Virginia    October 21, 1998
Indian Mound Mall                Heath, Ohio                  October 23, 1998
The Empire                       Sioux Falls, South Dakota    October 28, 1998
Ohio Valley Mall                 St. Clairsville, Ohio        November 17, 1998
Uniontown Mall                   Uniontown, Pennsylvania      November 18, 1998
University Mall                  Carbondale, Illinois         November 18, 1998
The Mall at Fairfield Commons    Beavercreek, Ohio            November 20, 1998
Anderson Mall                    Anderson, South Carolina     November 21, 1998
Bellevue Center                  Nashville, Tennessee         November 24, 1998
Hamilton Place                   Chattanooga, Tennessee       November 25, 1998
New Towne Mall                   New Philadelphia, Ohio       December 1, 1998
Charlottesville Fashion Square   Charlottesville, Virginia    December 8, 1998
Total stores open: 53



STORES OPENED DURING 1999

College Square Mall         Morristown, Tennessee            January 19, 1999
Foothills Mall              Maryville, Tennessee             January 21, 1999
University Mall             Little Rock, Arkansas            February 24, 1999
McCain Mall                 Little Rock, Arkansas            February 25, 1999
Huntington Mall             Barboursville, West Virginia     March 3, 1999
Oak Court Mall              Memphis, Tennessee               March 5, 1999
Nittany Mall                State College, Pennsylvania      March 13, 1999
Spotsylvania Mall           Fredericksburg, Virginia         March 16, 1999
The Centre at Salisbury     Salisbury, Maryland              March 24, 1999
Crossroads Centre           St. Cloud, Minnesota             April 1, 1999
MetroCenter Mall            Jackson, Mississippi             April 7, 1999
The Pines                   Pine Bluff, Arkansas             April 13, 1999
Northwoods Mall             Charleston, South Carolina       April 14, 1999
Tower Place                 Cincinnati, Ohio                 April 17, 1999

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


Stones River Mall            Murfreesboro, Tennessee        May 11, 1999
Randhurst Mall               Mt. Prospect, Illinois         May 13, 1999
Lakeland Square              Lakeland, Florida              May 14, 1999
Wiregrass Commons            Dothan, Alabama                May 18, 1999
River Ridge Mall             Lynchburg, Virginia            May 19, 1999
Capital Mall                 Jefferson City, Missouri       June 2, 1999
North Park Mall              Joplin, Missouri               June 3, 1999
Golf Mill Center             Niles, Illinois                June 11, 1999
Pierre Bossier Mall          Shreveport, Louisiana          June 12, 1999
South Park Mall              Colonial Heights, Virginia     June 16, 1999
Tallahassee Mall             Tallahassee, Florida           June 17, 1999
Chesterfield Town Centre     Richmond, Virginia             June 18, 1999
Concord Mall                 Elkhart, Indiana               June 23, 1999
Chapel Hills Mall            Colorado Springs, Colorado     July 1, 1999
Coventry Mall                Pottstown, Pennsylvania        July 14, 1999
Century Plaza                Birmingham, Alabama            July 15, 1999
Dover Mall                   Dover, Delaware                July 16, 1999
Westwood Mall                Jackson, Michigan              July 20, 1999
Oak Hollow Mall              High Point, North Carolina     July 21, 1999
Apple Blossom Mall           Winchester, Virginia           July 23, 1999
Lincoln Mall                 Matteson, Illinois             July 27, 1999
Plymouth Meeting Mall        Plymouth, Pennsylvania         August 12, 1999
Colony Square Mall           Zanesville, Ohio               August 17, 1999
Crossroads Mall              Oklahoma City, Oklahoma        August 18, 1999
Total stores open: 91 to date
     We have signed leases for the following locations, but have not yet moved into the stores:

Cool Springs Galleria       Franklin, Tennessee
Chesapeake Square           Chesapeake Bay, Virginia
Northpark Mall              Ridgeland, Mississippi
Patrick Henry Mall          Newport News, Virginia
New River Valley Mall       Christianburg, Virginia
Rivertown Crossings         Grandville, Michigan
Francis Scott Key Mall      Frederick, Maryland
Valley Mall                 Hagerstown, Maryland
Northwest Arkansas Mall     Fayetteville, Arkansas
Central Mall                Fort Smith, Arkansas
Crossroads Mall             Omaha, Nebraska

     In addition to the above, we anticipate opening additional stores in 1999, at locations to be identified, for which we have not executed leases.

INDUSTRY OVERVIEW
     We compete in the large market for headwear and in the even larger market for sports affinity products. Estimates of the sports related headwear market segment vary widely, from $3 billion to over $9 billion in 1998. Recognizing this wide range, our observation is that all specialty retailers of sports related headwear represent a small fraction of the total market. This is because the market for our products is highly fragmented, with competition coming from a variety of retailers, including arena concessionaires, sporting goods stores, department stores, discount stores, street vendors, catalog and internet operations, and other specialty stores. We also believe that the specialty retail format adds sales to the industry because we make the right products more readily available to the consumer. Given the wide variance in estimates of the existing market and our belief that we can increase the size of the market, we believe our industry is sufficiently large for us to increase our market share.

     We believe that the sports related headwear industry is benefiting from certain favorable demographic and sports trends and economic factors, as follows:


     * We believe the interest in traditionally popular sports has remained relatively stable, though product selection has grown considerably. In the U.S., these would include the major college and professional sports, such as baseball, football, basketball and hockey. According to the most recent data from the National Sporting Goods Association, the four major professional sports leagues represented over half of all sports logo clothing purchases in 1998. Hat Business Quarterly, July 1997, reported that 1996 sales of the four major professional sports accounted for $8.75 billion in U.S. retail sales;
     * Interest in traditionally less popular sports has grown. In the U.S., these would include golf, professional wrestling, motorsports and brands of local interest. For example, according to Sporting Goods Business Magazine, May 17, 1999, ". . . NASCAR driver jackets have become so hot among urban teens and young adults recently that they're outselling a lot of popular urban brands." The growth of interest in more sports increases the demand for all types of licensed products associated with those sports, thereby increasing the product assortment demands of consumers;
     * Growth of interest in sports has been accompanied by growth in the variety of sports related products. This growth enhances the need for a "specialty retail presentation" of these products. According to Barnard's Retail Trend Report, February 1999 edition, "The shift of consumer dollars away from conventional department stores continues unabated. . . . Successful apparel specialty stores target lifestyles and the consumers that identify with them. Customers are made to feel the stores exist for the express purpose of serving their specific tastes. Large merchandise assortments and displays converge to yield that effect";
     * American teenagers, an important part of our target market, have more disposable income than ever. According to USA Weekend's 12th Annual Teen Survey, The Richest Generation Ever, dated May 2, 1999, "They're not just rich -- they spend billions. Teens spent a record $141 billion last year, an average of $4,548 each -- and a gold mine that has everyone from Hollywood executives to retailers scrambling to produce new teen-targeted movies and magazines. Almost half the survey respondents had spent at least $20 in stores within the previous week";
     * Low unemployment and a strong stock market boost consumer confidence and retail spending; and
     * Prevalence or awareness of skin cancer and debate about the effects of pollution on the ozone layer of the earth's atmosphere has created demand for skin care and sun-blocking products.


     These demographic trends and economic factors have created a favorable economic environment and market for headwear, and especially sports related headwear. We believe that our retail store concept and Internet site are in good positions to take advantage of these trends. We believe that due to the proliferation of sports related headwear and the inability of non-specialty retailers to carry the latest styles and varieties, there is considerable unmet demand in the marketplace. By developing our specialty retail concept that offers broad and deep product choices in sports related headwear, we position ourselves to capture this demand. As a result, we expect that we will be able to increase our sales, and subsequently, increase the size of our industry.

BUSINESS STRATEGY

     Our goal is to be the leading specialty retailer of sports related headwear. We define leading to include being a profitable, market-driven company in which our employees enjoy their work. We believe the following elements of our business strategy will continue to position us for growth:

     CATEGORY-FOCUSED MERCHANDISING. Virtually all the products we sell are available at other retailers. However, a consumer would have to shop many different stores, and in some cases, other cities, to find the selection of products that we carry. We offer a large selection at each location, at attractive prices. We intend to be a leader in the sports-licensed headwear category. We can do this by offering a broad range of products and by identifying fashionable merchandise reflecting the latest trends. We must select and test-market products, and monitor and react to individual and group item sales demands.

     CONVENIENT LOCATIONS. Our stores are generally located in shopping centers or malls. We prefer high traffic mall locations because a significant portion of our business comes from convenience shopping. Our customers, heavily influenced by the sports industry, want to buy hats but generally postpone purchasing until the purchase opportunity is made easy and attractive. We provide this easy, attractive buying opportunity through our convenient store locations, vast product selection, and welcoming product display. We believe that high traffic areas offer greater revenue potential than stand-alone locations where we would be more dependent on the consumer making the store a shopping destination. We must continue to locate our stores in areas with favorable demographic characteristics.

     TALENTED, MOTIVATED PERSONNEL. Generally, we have been able to attract high quality personnel. We believe it is important that we recruit and hire sports-minded, friendly managers and support personnel for our stores. A key component of our business strategy is to make our stores a welcoming, fun environment in which to work and shop. We believe sales increase in relation to enjoyment of the buying experience. Enthusiasm for sports and our products is, to some extent, conveyed by our personnel to the consumer, who is then more motivated to purchase and enjoy our products.

GROWTH STRATEGY
     At the date of this prospectus, we have opened 38 new stores in 1999, for a total of 91 stores. We intend to open 19 additional stores in the remainder of 1999 and add 70 stores in each of the next two years. Our future expansion will come from opening new stores and through acquisitions. In the U.S., we have identified 1,800 potential shopping mall locations, 200 strip centers, 25 airports and 25 outlet centers that would be suitable for a traditional store.

     Our growth strategy is as follows:

     * maximize the value of our existing stores by investing in our people, locations, inventory and systems;
     * open new stores in desirable locations on reasonable terms based on our review of the local market and demographics;
     *    explore new retail formats, including the kiosk format;
     *    build and improve our Internet web site;
     *    renegotiate and remodel desirable existing stores as leases expire;
     *    consider strategic acquisitions; and
     * consider entering new business segments, such as embroidery and team sales, as opportunities provide and resources allow.

     Certain other elements of our growth strategy that are significant are as follows:

     IMPORTANCE OF BEING FIRST OR THE RACE FOR REAL ESTATE. As a single classification store, we sell primarily hats and have strong appeal to mall management companies for placement in their malls. Nothing prevents a mall management company from adding more than one hat retailer to a mall; however, the incentive diminishes as such stores are added. In other words, there is an advantage to being first in the mall. The first store tends to have a preferential market position. We believe there is also an advantage to be perceived as the first of a kind in the minds of consumers, and this is facilitated by being the first hat retailer in a consumer's local mall. We believe our competitors also recognize these factors. As a result, there is essentially a race for real estate between companies in our industry to obtain mall locations.

     We have developed strong relationships with mall management companies for a number of reasons, as follows:

     * we are a desirable mall tenant because we generate high sales per-square-foot;
     * other tenants welcome us because we are generally not a threat to their sales;

     * specialty headwear retailers have recently become recognized as a standard tenant group for malls;
     * the relative uniqueness of our area of specialty retail makes the concept less intrusive to the existing sales patterns in many malls;
     * our store design and store size requirements are flexible which facilitates our use of a variety of locations not often viewed as desirable by potential tenants with more rigid store designs;
     *    we have a reputation for paying rent promptly and accurately; and
     * our growth while maintaining profitability has also brought us the attention of mall management firms looking to fill spaces with reliable, professional tenants.

     NATIONAL EXPOSURE. We presently have 91 stores in 25 states. We believe that customer confidence and convenience is enhanced as we increase the number of stores and our geographic presence. We believe that more stores and greater geographical coverage give us greater exposure and recognition among consumers in the regions where our stores are located and increase the benefits which would otherwise be derived from advertising. We believe that for us there are compelling benefits to growth. However, we prefer to grow in a well-managed fashion, maintaining focus on key objectives such as profitability and enjoyment of the workplace. We believe that we can continue to grow rapidly and well, though this may not occur.

     KIOSK. In addition to the traditional store format, we also have the flexibility to use kiosks. It would generally be true that a kiosk would produce lower sales and less profits than a traditional store in the same mall. However, kiosks are less costly to open and can be used on a permanent or temporary basis. A kiosk might be used when a traditional space is not available on favorable terms. In such cases, operating a kiosk tends to give us priority for a traditional store on favorable terms when space subsequently becomes available. A kiosk may also be used when we estimate that sales would be insufficient to justify a traditional store space but yet desirable enough to justify the cost of a kiosk. The inventory in a kiosk is about half that of a traditional store, but the products offered represent approximately 80% of those sold in a traditional store. While the per-square-foot rents are higher with a kiosk, the space requirement is lower, so rents can still be favorable as a percentage of sales through a kiosk. Also, since the cost to construct and set up a kiosk is considerably less than a traditional store, the return-on-investment can be higher with a kiosk, though the actual dollar profits are less. We have two kiosks in operation and plans for opening additional kiosk locations in 1999 and thereafter. We expect the kiosk format will prove to be a suitable complement to our traditional stores.

     TEMPORARY STORES. We have opened stores with temporary leases, which are generally those for less than one year. We may employ this strategy during the Christmas season in order to capture incremental sales and profits while avoiding the expense of constructing and placing fixtures in a permanent store. We have also used temporary stores to test a mall or location.


     INTERNET WEB SITE. Use of the Internet by the general public has experienced considerable growth in recent years. We believe that our core customer may be inclined to use the Internet on a regular basis to purchase consumer items. We expect that an Internet web site may prove to further enhance the growth of our sales. Due to the constant entertainment needs of our core market, a web site, like our stores would need constant updating. Like our stores, profits would have to be sufficient to justify the costs. We intend to explore strategic alliances linking our Internet site with all sports leagues that license the use of team names and logos to vendors who market and supply our products, and with the vendors themselves. We plan to extract from our passport club membership data base the buying preferences and purchase frequency of our customers. With this information we will be able to send e-mail and other advertisements to our customers about new products. We also plan to continue to support our e-commerce activities with in store point of purchase displays that advertise and reinforce our Internet presence.


MERCHANDISING STRATEGY

     DISTINCTIVE, ITEM-FOCUSED MERCHANDISING. We fit the definition of a niche or specialty retailer by offering a broad line of hats and hat accessories in a single location. We are a desirable mall tenant because we are a single classification store -- we sell hats, and that is relatively unique in specialty retail. Our niche facilitates mall planning and balances the retail store mix with a highly prized specialty venue. Furthermore, our niche gives us the ability to generate more than the average mall sales per-square-foot, without taking significant revenue away from current mall merchants. This has enabled us to establish favorable relationships with companies that manage malls throughout the country. We expect to leverage these contacts when securing mall space for our expansion strategy.

     Due to the marketing power of sports, we expect that our primary market category will likely always be sports-licensed headwear. We expect other categories to be important, though not primary, categories from time-to-time.

     LOCALIZED PRODUCTS. While the majority of our stores carry similar products, each store's product assortment is tailored to meet the demands of the consumer in the local market. This strategy allows each store to capitalize on marketing advantages unique to its particular location. The sales patterns of each store are monitored on a daily basis to maximize inventory turns while satisfying local demands.

     MULTIPLE SIZES, STYLES. We offer over 1,200 different styles of hats, which include fitted and adjustable for a total variety of approximately 4,000 different hats. Our stores offer mainly traditional, adjustable baseball-style caps. We offer multiple styles, colors, textures and designs that most merchants don't offer in one location. Some of our products are the authentic hats that the professional players wear. We pride ourselves in staying current with styles and fashion. In addition we have hat bill benders or curving devices and other accessories. We believe product availability and convenience are greater factors than price in our business.

     CHANGING MERCHANDISE MIX. The success of a team or player, particularly professionals, has a considerable degree of influence on the demand for their licensed products. Since we have no advance knowledge of their future successes, our pre-season buying decisions for some teams are relatively conservative. As players and teams distinguish themselves and win games, demand increases for their licensed products, including hats. Our buyers then place additional orders to supplement earlier buys.

     PRODUCT PRESENTATION. We display our products in a visually appealing manner. The variety of colors and styles of our product facilitates this effort. We design our stores and product presentations to encourage customers to browse and examine the products closely. Each manager has some flexibility to creatively highlight those products that are expected to have the greatest appeal to local shoppers. We agree with the viewpoint of the WWD/DNR Specialty Stores Newsletter, April 1999 edition: "A specialty retailer that makes its store inviting and visually exciting will always have a niche with its customers."

     WE ARE A CASH BUSINESS. We have no customer receivables since we do not directly extend credit. We accept national credit cards and personal checks. We special order products if a customer provides a deposit or pays in advance.


A TYPICAL HAT WORLD STORE

     FORMAT. Our prototype store ranges between 500 and 800 square feet, although we have stores ranging in size from 200 to 1,200 square feet. The sales floor is generally about 85% of the total leasehold space. The remainder is storage and inset entryways. Merchandise is displayed according to display guidelines and directives given to each store by the operations team. This procedure ensures uniform display standards and efficient allocation of products throughout our stores. Our large product assortment is designed and displayed to create buying interest. The checkout counter, or cash-wrap, is generally located towards the center of the store, providing the store personnel with a broad view of the entire store within a few steps.

     STORE OPERATIONS. Hat World stores are open seven days a week during mall hours. Malls are typically open 70 hours per week. A Senior Vice President of Operations, Four District Managers, and 15 Area Market Leaders manage our store operations. District Managers generally have responsibility for 25 stores within a geographic district. Often, we designate our more experienced managers to serve as Area Market Leaders. They become mentors to managers in their geographic areas. The store manager is responsible for the day-to-day operation of the store, including inventory receipt and merchandise display, personnel functions, store security and sales. A typical store has one full or part-time assistant manager and several part time sales associates, depending on the size of the store, volume, and season. Additional part-time sales associates are typically hired to assist with increased traffic and sales volume in the fourth quarter. We compensate our district and store managers with a base salary plus a performance bonus based on store sales. Sales associates are compensated on an hourly basis.

     We believe that our continued success is dependent on our ability to attract, retain and motivate quality employees. In particular, the success of our expansion program will be dependent on our ability to promote and/or recruit qualified district and store managers and maintain quality sales associates. To date, we have been able to hire district managers with prior supervisory experience in the athletic apparel retail industry. Store managers, many of whom were selected from among our sales associates, generally complete in-store training before taking responsibility for a store. Store managers are responsible for hiring and training new sales associates, assisted, where appropriate, by our personnel administrator, district managers, or other operations staff. We are continuing to develop enhanced training programs for our store managers, assistant managers and sales associates. We constantly look for motivated and talented people to promote from within Hat World, in addition to recruiting from elsewhere.

     SITE SELECTION. We seek to locate our stores in malls that are destinations for large numbers of shoppers, which reinforces our quality image. To assess potential new mall locations, we review financial and demographic criteria and analyze the type and quality of tenants and competitive factors, square footage availability, frontage space and location and other relevant criteria to determine the overall acceptability of a mall and the optimal locations within it. We locate our stores in middle market and larger cities with a history of high sales per-square-foot and multiple national department stores as anchors. We prefer the presence of successful sporting goods stores or sports apparel retailers that have modest hat inventories. Our ability to generate more than the average mall sales per-square-foot, without taking significant revenue away from current mall merchants, has enabled us to establish favorable relationships with mall developers. Furthermore, we believe we are a desirable tenant for mall developers because of our performance track record. We pay our rent on time, provide audited financial statements, deliver sales productivity and have a strong position in the sports related headwear and accessory categories.

PURCHASING AND DISTRIBUTION

     PURCHASING. We believe that our disciplined approach to purchasing, our relationships with suppliers and our strong buying power contribute to our successful purchasing strategy. We buy inventory on a centralized basis to take advantage of volume purchase discounts and improve our ability to control inventory product mix. Our four-person centralized buying group, located in Indianapolis, Indiana, is responsible for all purchasing decisions and price negotiations with vendors. We purchase merchandise on a product by product basis, rather than based upon broad category classifications.

     We manage our total purchases based upon annual budgets that are set at the beginning of the year and updated throughout the year. We purchase our products from approximately 30 vendors; however, five vendors supply approximately 65% of our products. They are New Era Cap Company, Zephyr Grafx, Logo Athletic/ Puma (which now controls Starter), The Game and Nike USA (formerly Sports Specialties). Even though we do no direct importing, many of our vendors either own production facilities in the Far East or contract their manufacturing with firms in the Far East. We believe that by buying from importers and domestic firms instead of directly from foreign manufacturers enables us to maximize flexibility and minimize risks. We believe that our executive management and buyers are more effective and efficient by focusing on managing the retail business and allowing importers, wholesalers and manufacturers to handle the procurement and shipment of foreign-manufactured merchandise for our stores. The purchase of our products from domestic manufacturers and wholesalers enables us to reduce the time between ordering products and displaying them in our stores.

     INTEREST IN NEW MERCHANDISE. Regardless of the quality of an inventory management system, no system monitors hats not in the system. In other words, if we do not carry a hat, our computer does not rate its potential in the marketplace. For information on new hats, we rely on several sources. Vendors, being eager to sell their merchandise, usually show us hats well in advance of the hats being offered in stores. We will often buy a small order of new hats to test sales before making larger commitments. At that point, the new hat enters our system and sales can be monitored. We are not always correct in our buying decisions; however, if our buyers reject a hat that subsequently proves to sell well in other stores, vendors will generally re-introduce the hat to us with sales information to entice us to buy.

     We also rely on information feedback from our store managers regarding the types of hats of interest to customers that we may not carry. This is particularly important as we grow and expand geographically. Demand for different styles varies geographically, especially with certain items such as motorsports and brands of local interest.

     GOOD VENDOR RELATIONSHIPS. We believe we have excellent relationships with our vendors. We enjoy reasonable prices and credit terms. As we have grown over the years, our alliances with merchandise suppliers have strengthened.


     We buy all our products from United States-based vendors and manufacturers, many of whom have offshore production facilities or contract their production with such facilities. Our five key vendors have the broadest licensing agreements with teams and leagues and offer the greatest number of design choices. While we are dependent on key suppliers, they have some dependency on us as well. We believe that we are among the largest buyers of the complete, or near complete, lines of some of our vendors. Other national retailers, such as department stores, may buy more of one design or another, but we buy a broad selection from these key vendors. Additionally, our vendors are eager for us to test the marketplace with their new products. Also, the retail market is very fragmented with many small retailers. We believe that our key vendors recognize a considerable efficiency working with us in contrast to working with a large number of smaller accounts where credit worthiness is often a concern. These factors contribute to our good working relationship with our vendors.


     PRODUCT DISTRIBUTION. Historically, we have both vendor-to-store direct distribution and a centralized warehouse distribution center in order to maintain a low cost operating structure. Most of our inventory is distributed through our warehouse, which gives us more centralized quality control and flexibility to make distribution decisions based on product deliveries from vendors. Most of our merchandise is inspected and distributed through our warehouse. Our vendors ticket approximately 80% of our merchandise.

     Merchandise that is shipped directly to the stores is inspected and ticketed at the stores, displayed in the store by store personnel and later entered into the main computer system at our warehouse.

     We believe our 17,600 square foot distribution/office facility will be capable of handling 6,000,000 hats per year, which will be adequate to support up to 300 stores. Our warehouse features a custom-designed, pallet-rack system integrated with sloped plastic racks designed to expedite sorting and picking of hats before shipment to stores. The warehouse design facilitates bundling of palletizing goods, which helps contain freight costs. We believe that adequate additional distribution center space will be available in the future on acceptable terms as may be needed in order to accommodate our expansion plans.

MANAGEMENT INFORMATION SYSTEMS AND COMPUTERS

     INVENTORY MANAGEMENT SYSTEM. We have historically placed considerable emphasis on our management information and inventory control systems. We believe that our systems are an important factor in enabling us to achieve our goals of effective purchasing, merchandising and store management.

     Our management information systems have always included automated point-of-sale merchandising and financial applications. Our merchandise is bar-coded, enabling us to manage and control inventory more efficiently and effectively. Sales reports are updated daily in the merchandise reporting system by polling sales information from each store's cash register. Our information system consists of registers providing price look-up and scanning of bar-coded labels on a per item basis. Through automated dial-up electronic communications to each store, sales information is uploaded to the main system nightly. Information obtained from such daily polling is used to implement merchandising decisions and to identify the required merchandise reorders for each store. Shipments are made at least weekly, and more often in some cases during the peak selling seasons. Our buyers and merchandisers study the data to determine whether to add inventory by buying, reduce inventory with price reductions or adjust stock-out points. A complete physical count of inventory is made at least annually, utilizing hand-held scanning equipment.

     Our management information and control systems enable our operating team to regularly identify sales trends, replenish depleted store inventories, change prices, monitor merchandise mix and determine inventory shrinkage at individual stores and throughout our store network. We believe these systems provide a number of benefits, including improved store inventory management, better in-stock availability, higher operating efficiencies and fewer markdowns.

     INVENTORY MANAGEMENT SYSTEM UPGRADES. While our current system provides useful data, we believe we may benefit by upgrading the sophistication of the system. We have examined alternative systems that statistically interpret the data, which should help improve the quality of our inventory management system as we grow. When individual item sales show signs of slowing, they are discounted. Our objective is to maintain fresh, new and clean inventory, as this is what appeals most to our core market. It is important to us to maintain our image of having the latest styles. Usually, moderate discounts are sufficient to clear slow moving inventory if the discounts are taken promptly in response to slowing customer demand for a product. We believe a new inventory control system will identify slowing in sales of individual items more quickly than our current system. One of our goals in upgrading to a more refined system is to reduce discounting to clear slower moving inventory. Conversely, the new system should identify increases in demand more efficiently, which will help the buyers replenish hot items sooner. Inventory management is recognized as an important aspect of our business. We have not determined, yet, the extent of change and costs involved in upgrading or switching to a different system. Estimates are between several hundred thousand dollars to almost a million dollars. We recognize the importance of a strong inventory management system and are continually examining ways to cost-effectively improve our methods and systems.

     We expect to have a new inventory management system in place in 2000. The new system may integrate the existing information system with new back-office software, or the entire system will be replaced. The new system will be Year 2000 compliant and will be compatible with most of our existing hardware systems. We expect to select a system that will allow for future expansion to accommodate our growth plans.

ADVERTISING AND PROMOTION

     The marketing power of the sports industry drives our sales. We believe that people like to identify themselves with heroes and role models, and that sports teams and celebrities fill that need for some people. People also like group activities. Sports fans enjoy the group activity of viewing, discussing, and arguing about sports teams and games. The sports industries are multi-billion dollar marketing networks that promote themselves and the affinities with their teams. Therefore, in many respects, our products are inherently sold by the sports industry. Our job is to offer their products in desirable locations, at attractive prices and in a friendly manner. Therefore, much of our advertising and promotion costs are built into the wholesale cost of our products and our mall rents.

     HISTORICAL ADVERTISING AND PROMOTION. Historically, we have not engaged in extensive advertising because we believe that demand for our product is driven by the sports industry. By paying mall rents for strategic locations in high-traffic shopping malls, we make the products available in locations frequented by our core market. In the past, we have relied on location and word-of-mouth advertising by our customers to generate traffic in our stores. Our advertising was largely limited to sponsoring events, though we have placed local newspaper and radio ads on occasion to promote our stores or specific items in our stores. We have also budgeted for store promotion by managers who provide hats for community fundraisers and events.

     ADVERTISING TESTS. We believe it is unlikely that advertising would increase the demand for products of teams out of favor. Advertising also does not make our stores more convenient. The only remaining promotional need would seem to be advertising to inform our target market that we have in-demand products at convenient locations. To this extent, we have recently begun to experiment with certain advertising and promotion techniques geared towards our core market. We have yet to determine the impact that such advertising might have on store performance.

     Key elements of our advertising experiment are to promote ten store grand openings. We are running traditional television, radio and newspaper ads on a sample basis. We also plan to increase the level of our co-op advertising with certain manufacturers. We are working to evaluate the effectiveness of the various approaches and intend to define a promotion and advertising plan to include the more successful strategies. The results of this study have not been determined prior to this offering.

     In addition, many shopping mall leases require some advertising, although an industry shift to media funds has largely been implemented. Media funds are contributions made by most mall retailers to the shopping mall's advertising fund. The amount of the contribution is generally based on the square footage of each store. Media funds are used to promote the shopping mall, which encourages consumer visits. We believe that we benefit from such advertising, though we consider it part of our rent payment.


     SALE EVENTS. We do not have traditional sale events, as do many retailers. We discount products as sales of products slow, and we generally do more discounting in January and July than the remainder of the year. Shopping malls also traditionally have sidewalk sales in these months, and in which all tenants are encouraged to participate. Sidewalk sale events enable us to sell merchandise that we buy at discounted prices for sale purposes at such events and to clear previously marked-down inventory.


     GIFT CERTIFICATES/LIBERAL RETURN POLICY. Recognizing the challenges experienced by gift givers to our core customer group, we offer gift certificates and have a liberal return policy. These are used more heavily during holiday shopping seasons.

     FREQUENT BUYER CARD. We promote customer loyalty through our Passport Club, a frequent buyer card. To obtain membership to this program, our customers buy their first hat at the regular price and pay an additional $3 for the club membership. Thereafter, membership provides for a lifetime discount, from the regular price, of 20% on hats and 10% on other items. We have over 186,000 members in our Passport Club program.


TRADEMARKS
     We have received a Certificate of U.S. Registration for our mark consisting of a triangle with a character and a bar logo. We have applied for U.S. registration of our mark "Hat World." We are not aware of any claims of infringement or other challenges to our right to use our marks in the United States.


COMPETITION
     The retail sports related headwear industry is competitive with respect to product selection, quality, location, service, and price. Our industry is highly fragmented, and we compete against a variety of retailers that sell hats, including arena concessionaires, sporting goods stores, department stores, discount stores, street vendors, catalog and Internet operations, and other specialty stores. We believe our range of products offered on a timely basis, our price and service quality, make us a strong competitor. Furthermore, our local market merchandising focus and our ability to identify trends and respond quickly to the changing consumer demands throughout our store network give us a competitive advantage. In addition to sports related headwear products, we compete against other specialty retailers for high traffic mall locations. We believe that our current relationships with mall developers and our aggressive expansion strategy will continue to give us an advantage in obtaining strategic store locations.

     We compete with all specialty retailers for mall space. We compete most aggressively with specialty headwear retailers vying for the same spaces. Our largest specialty headwear competitor has approximately 350 locations. There are several smaller chains with less than 20 stores each, and an unknown number of single store operations.


CUSTOMERS
     Our core customer is a young adult, 12 to 35 years old. We have found that at $15 to $25 each, sports hats are a relatively affordable purchase for this group. In particular, part of the Company's target market, teenagers, have experienced a greater percentage increase of spending than any other consumer group at 50% over the past 5 years. To effectively penetrate this market, many of our stores are located in shopping malls frequented by this age group, such as those near colleges and universities.


EMPLOYEES
     We have 469 employees, 179 of them are full time, and 290 are part time. Five of the employees are in executive management. Relations with our employees are satisfactory, and none are subject to collective bargaining agreements. There will be new employees added as new stores are opened.

FACILITIES
     Our holding company occupies 1,400 square feet of leased office space in Sioux Falls, South Dakota. The lease expires May 31, 2000.

     Our operating unit occupies approximately 17,600 square feet of leased office and warehouse space in Indianapolis, Indiana. Our lease on that facility expires on January 31, 2002.

LEGAL PROCEEDINGS
     From time to time, we have been involved in legal proceedings incidental to the conduct of our business, none of which have been material. There are no material legal proceedings pending or, to our knowledge, threatened against us or management.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS
     Our directors and executive officers are as follows:

NAME                                AGE                     POSITIONS
--------------------------------   -----   ------------------------------------------
   George N. Berger ............    43     Chairman of the Board of Directors and
                                           Secretary
   James Harris ................    42     Director and Chief Executive Officer; and
                                           President of Hat World, Inc.
   Kenneth J. Kocher ...........    33     Director, Chief Financial Officer and
                                           Treasurer
   J. Glenn Campbell ...........    34     Director; and Senior Vice President of
                                           Operations of Hat World, Inc.
   Scott A. Molander. ..........    34     Director; and Senior Vice President of
                                           Logistics & Planning of Hat World, Inc.
   Steve Kirby .................    46     Director
   Paul A. Schock ..............    40     Director
   John Andretti ...............    36     Director
   Mark E. Griffin .............    48     Director

     GEORGE N. BERGER has served as Chairman of the Board of Directors and Secretary of Hat World Corporation since inception. He has served as Corporate Secretary of Hat World, Inc. and as a Director and Chairman of the Board of Directors since inception. He has served as Senior Vice President of Investor Relations from September 1998 to June 1999, and as Senior Vice President, Strategic Planning & Investor Relations from July 1998 to September 1998. From 1984 to present, he has been a business consultant and investor. Mr. Berger received an MBA degree from the University of Minnesota, Minneapolis, in 1981; and a BA degree in Economics from Concordia College, Moorhead, Minnesota in 1977.

     JAMES HARRIS has served as Director and Chief Executive Officer of Hat World Corporation since inception. He has served as President of Hat World, Inc. since June 1997 and as a director since June 1998. From June 1981 until June 1997, Mr. Harris was employed by the Foot Locker division of Kinney Shoe Corp., a subsidiary of Woolworth Corp. (now "Venator Group Inc."). He began his career at Foot Locker as a Store Manager/Manager Trainer and was promoted to District Sales Manager and then Regional Vice President. As Regional Vice President, he was responsible for the direct supervision of twelve District Sales managers with 292 specialty retail stores including Foot Locker, World Footlocker, Athletic Express and Foot Locker Outlets. Mr. Harris attended Central Michigan University, Mt. Pleasant, Michigan.

     KENNETH J. KOCHER, CPA has served as a Director and as Chief Financial Officer and Treasurer of Hat World Corporation since inception. He has served as Chief Financial Officer and Treasurer of Hat World, Inc. since July 1997. He began with us as an accountant in January 1997. He also served as the Corporate Secretary from July 1997 to January 1998. For four years prior to joining us he was employed as a corporate controller with two medium size companies, one in manufacturing and one in retail. Mr. Kocher worked in public accounting for five years, three of which were with a large regional CPA firm, Charles Bailly & Co. (now "Eide Bailly LLP"), as both an auditor and tax professional. Mr. Kocher received a BA degree in Business Administration with a major in Accounting from the University of North Dakota, Grand Forks, in December 1988.

     J. GLENN CAMPBELL has served as a Director of Hat World Corporation since inception. He has served Hat World, Inc. as a Director since inception and as Senior Vice President of Operations since July 1998. He served as Corporate Secretary from inception to July 1997, and as Chief Operating Officer from inception to July 1998. From 1987 to September 1995, Mr. Campbell was employed by the Foot Locker division of Kinney Shoe Corp., a subsidiary of Woolworth Corp. (now "Venator Group Inc."). Mr. Campbell received a BS degree in Marketing from Southeast Missouri State University in December 1987.

     SCOTT A. MOLANDER has served as a Director of Hat World Corporation since inception. He has served Hat World, Inc. as a Director since inception and as Senior Vice President of Logistics and Planning from July 1998 to present. He has served as Chief Executive Officer from inception until July 1998, President from inception until June 1997, and Chief Financial Officer from inception until July 1997. He became a full-time, salaried employee starting in October 1996. Mr. Molander was employed in warehouse management by Target Stores, a division of Dayton-Hudson Corporation, from July 1994 to October 1996. From April 1994 to June 1994, he was a Sales Representative for Preston Trucking Corp. From March 1989 to March 1994, Mr. Molander was employed by the Foot Locker division of Kinney Shoe Corp., a subsidiary of Woolworth Corporation (now "Venator Group Inc."). He received a BA degree in Business Administration from Dickinson State University, Dickinson, North Dakota in May 1988.

     STEVE KIRBY has served as a Director of Hat World Corporation since inception and a Director of Hat World, Inc. since July 1997. Mr. Kirby is a principal of Bluestem Capital Partners II, LP, an SBIC, and a member of the Board of Managers of Bluestem Capital Partners I, LLC, each of which is an investment fund. He is also an officer of the fund manager for the Bluestem funds, Bluestem Capital Company. He is the owner and President of Kirby Capital Corp., a private equity firm. For the past five years, Mr. Kirby has worked in partnership with Schock Financial Services, Inc., a company owned by Paul A. Schock, in finding and structuring investments, as well as developing an investor network for their joint private equity business, Bluestem Capital Company and funds. Prior to forming Kirby Capital, Mr. Kirby was part owner, secretary and senior claim counsel for Western Surety Company, a national surety company, from 1972 to 1992. Mr. Kirby served as the 35th Lieutenant Governor of South Dakota from May 1993 through January 1995. He is active in civic concerns, serving on many boards and foundations. Mr. Kirby has a BS degree in Political Science from Arizona State University and a JD degree from the University of South Dakota Law School.

     PAUL A. SCHOCK has served as a Director of Hat World Corporation since inception and a Director of Hat World, Inc. since July 1997. Mr. Schock is a principal of Bluestem Capital Partners II, LP, an SBIC, and a member of the Board of Managers of Bluestem Capital Partners I, LLC, each of which is an investment fund. He is also an officer of the fund manager for the Bluestem funds, Bluestem Capital Company. He is the owner and President of Schock Financial Services, Inc. ("SFS"). He is a certified financial planner and private equity specialist who focuses on finding, structuring and managing equity investments for his clients. SFS is a general partner in several motel properties and has initiated and managed a number of manufacturing/operating projects. Mr. Schock was a commercial banker and manager for eight years with First Bank Systems of Minneapolis. He left to become CFO of publicly-held manufacturing company in Sioux Falls, South Dakota. Mr. Schock graduated from Augustana College, Sioux Falls, SD, with a Business Degree.

     JOHN ANDRETTI has served as a Director of Hat World Corporation since August 1999. He has been a self-employed, professional race car driver for the past eighteen years. He has amassed many career accomplishments, and presently drives the #43 STP Pontiac for Petty Enterprises. For the past seven years he has been a Partner and Vice President of Andretti-Helmling Automotive, an auto parts retailer with two locations in Indiana. He is also Co-Owner of Andretti-Laird Racing, a NASCAR Busch Team, and a Partner in Quality First Products, which produces chemical cleaners and polishes for specialty markets. Mr. Andretti graduated from Moravian College in 1985 with a Bachelors degree in Business Management.

     MARK E. GRIFFIN has served as a Director of Hat World Corporation since August 1999. He has served as President and Chief Executive Officer of Lewis Drugs, Inc., Sioux Falls, South Dakota since November 1986 where he previously served as Executive Vice President. He is a Director of Raven Industries, Inc. (Nasdaq: RAVN), President and CEO of Griffson Realty Company, Fredin Assoc. & G.E.F. Assoc., Sioux Falls, South Dakota. He serves on the Board of Directors of the National Association of Chain Drug Stores and as Chairman of the Sioux Falls Regional Airport Authority. He has served in the following capacities:
Director, Norwest Bank of South Dakota; Chairman, Junior Achievement of South Dakota; Member of the American Greetings Research Council; Chairman, Sioux Falls Development Foundation; Chairman, Sioux Falls Chamber of Commerce; Chairman, Forward Sioux Falls; Director, South Dakota Chamber of Commerce and on the Executive

Committee Board of Directors for the Chain Drug Industry/Dominant Trade Association. Mr. Griffin attended the University of South Dakota and Arizona State University.

     Scott Molander and John Andretti are brothers-in-law.

BOARD OF DIRECTORS
     We currently have nine directors. The directors are elected annually by the shareholders for a term of one year or until their successors are elected and qualified. The officers serve at the pleasure of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS
     The compensation committee consists of Mark Griffin, James Harris, Ken Kocher and Steve Kirby. The compensation committee reviews and recommends compensation and benefits for the executive officers.

     The audit committee consists of John Andretti, Mark Griffin, and Paul Schock. The functions of the audit committee are:

     * to review the scope of the audit procedures used by the independent auditors;
     * to review with the independent auditors the accounting practices and policies;
     *    to consult with the independent auditors during the year;
     *    to approve the audit fee charged by the independent auditors; and
     * to report to the Board of Directors on such matters and to recommend the selection of the independent auditors.

DIRECTOR COMPENSATION
     Each director has been issued a three year option to purchase 4,000 shares of common stock, exercisable at 125% of the initial public offering price per share. Additionally, each director will be paid $400 for each board meeting attended in person and $200 for attendance by teleconference. We will also reimburse directors for travel expenses to attend meetings. Grant of future options will be at the discretion of the board of directors and will be reviewed annually; however, the grant is expected to be for approximately 2,000 shares per director per year.

STOCK PLANS

     1999 STOCK OPTION PLAN. Our stock option plan was adopted and approved by shareholders on June 15, 1999. It replaced a similar plan that was adopted by Hat World, Inc. on June 8, 1995. No options are to be granted under the 1999 Stock Option Plan after December 31, 2005. The plan is administered by the board or a committee appointed by the board.

     Grants may be made to employees, including officers and employee directors, consultants and non-employee directors of Hat World Corporation or any of its subsidiaries. Grants under the plan may consist of options intended to qualify as incentive stock options within the meaning of Section 422A of the Internal Revenue Code, as amended, and nonqualified stock options that are not intended to so qualify.

     Under the plan, 880,000 shares of common stock have been reserved for issuance. Shares issued and not expired, voided or forfeited under the prior plan were "grandfathered" into this plan. Therefore, as of June 15, 1999, there were outstanding options to purchase 433,500 shares of common stock at a weighted-average exercise price of approximately $5.61 per share. There are 446,500 additional shares available for which stock options can be granted under the plan.

     The board determines the exercise price of options granted under the plan in accordance with the guidelines set forth in the plan. The exercise price of incentive stock options granted pursuant to the plan cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our capital stock or any of its affiliates must be at least 110% of the fair market value of our common stock on the date of grant. The term of such options cannot exceed six years. Options granted under the plan are subject to more restrictive terms and conditions and vest at the rate specified in the option agreement.

     Upon certain changes in control all outstanding options under the plan must either be assumed or substituted by the surviving entity. In the event the surviving entity determines not to assume or substitute such options, then the exercise of such non-assumed options and awards held by persons will be accelerated. Such options and awards will terminate if not exercised prior to such change in control event.

401-K PLAN

     We started a 401-K plan in February 1998 for all eligible employees including executive officers. We contribute to this plan 50% of up to 5% of the salary of each participating employee.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by our executive officers during the year ended December 31, 1998. There were no executive officers that earned as much as $100,000 during the same year.

                        1998 SUMMARY COMPENSATION TABLE

                                                                    ALL OTHER       LONG TERM COMPENSATION
NAME AND PRINCIPAL POSITION                           SALARY      COMPENSATION     SHARES UNDERLYING OPTIONS
-------------------------------------------------   ----------   --------------   --------------------------
George Berger, Chairman .........................    $37,244         $    0                  40,000
James Harris, President .........................    $83,923         $2,769                 172,000
Kenneth Kocher, Chief Financial Officer .........    $52,994         $    0                  92,000
J. Glenn Campbell, Vice President. ..............    $61,901         $2,769                  40,000
Scott Molander, Vice President ..................    $61,901         $3,000                  40,000

     The amounts set forth in "All Other Compensation" represents payments for automobile allowances. We have since replaced the automobile allowance program with the use of company-owned cars.

     Effective July 1, 1998, we entered into 3-year employment agreements with each of Messrs. Berger, Harris, Kocher, Campbell and Molander. The base salary, incentive adjustments, performance bonuses and stock options were set for the three year period for Messrs. Harris, Kocher, Campbell and Molander and for one year for Mr. Berger. The base pay rates were set to begin at $50,000 for Mr. Berger, $80,000 for Mr. Harris, $60,000 for Mr. Kocher, and $70,000 each for Messrs. Campbell and Molander.

     We increased the base pay of each of the executives listed above by 10% at the time that we had 50 stores in operation, $55,000 for Mr. Berger, $88,000 for Mr. Harris, $66,000 for Mr. Kocher, and $77,000 each for Mr. Campbell and Mr. Molander. Effective July 1, 1999 Mr. Berger's salary was set at $77,000. We also agreed to increase the salaries of the executive officers by 10% at the time that we have opened 100 stores. We pay health insurance for all of the executive officers and their families. We provide an automobile for each of the following: James Harris, Scott Molander and J. Glenn Campbell. Please see the information below regarding employment agreements, compensation and options granted to the executive officers.

     The employment agreements were structured to provide three different types of incentives for the executives, as follows:

     * to encourage growth, we provide for salary adjustments based on the number of stores operated;
     * to promote profits and financial well-being we provide performance bonuses based on certain levels of EBITDA or earnings before interest, taxes, depreciation and amortization; and
     * to promote increased appreciation of the value of our company, we provide stock options.

     The base salary adjustments provide for increases or decreases in annual base salary for each of these executives as the number of stores which we operate increases or decreases, as follows:

      50 to 99 stores ............   10% increase or decrease
      100 to 149 stores ..........   10% increase or decrease
      150 to 199 stores ..........   15% increase or decrease
      200 to 249 stores ..........   15% increase or decrease

     The increases or decreases are based initially on the base pay rate in the first year of employment and, after each adjustment, the adjusted base pay rate is the rate for each period preceding the event triggering such increase or decrease. For example, Mr. Harris's base salary increased from the initial base pay rate of $80,000 per year to $88,000 per year when we had 50 to 99 stores in operation. His adjusted base salary will increase to $96,800 when we operate 100 to 149 stores. In other words, the increases or decreases apply to the immediately prior adjusted annual base salary amount.

     The performance bonus is based on a reasonable projected ratio of EBITDA for the year, as determined by March 31 of that year by the Board of Directors. In 1999, even though the EBITDA targets were not obtained for the 1998 fiscal year, the board of directors unanimously approved a discretionary bonus to these executives of 5% of their then annual base salary amounts.

     The stock options granted to our executives are as follows:

     * George Berger was granted an option to purchase 40,000 shares at an exercise price of $6.50 per share. His options vest over a period of three years, beginning on July 1, 1998. These options expire on December 31, 2001, and are exercisable only during Mr. Berger's employment by us. In the event of an acquisition of more than 50% of our common stock by any control person or group (as defined by the Securities and Exchange Commission definitions and guidelines), then vesting of his options is immediate.

     * James Harris was granted an option to purchase 100,000 shares at an exercise price of $6.50 per share. His options vest over a period of three years, beginning on July 1, 1998. These options expire on December 31, 2001, and are exercisable only during Mr. Harris's employment by us. In the event of an acquisition of more than 50% of our common stock by any control person or group (as defined by the Securities and Exchange Commission definitions and guidelines), then vesting of his options is immediate. We also granted Mr. Harris an option to purchase 72,000 shares at an exercise price of $1.5625 per share. Of the total, 52,000 shares were vested as of January 1, 1999 and 20,000 shares will vest on January 1, 2000. These options expire on May 31, 2000, and are exercisable only during Mr. Harris's employment by us.

     * Kenneth J. Kocher was granted an option to purchase 80,000 shares at an exercise price of $6.50 per share. His options vest over a period of three years, beginning on July 1, 1998. These options expire on December 31, 2001, and are exercisable only during Mr. Kocher's employment by us. In the event of an acquisition of more than 50% of our common stock by any control person or group (as defined by the Securities and Exchange Commission definitions and guidelines), then vesting of his options is immediate. We also granted Mr. Kocher an option to purchase 12,000 shares at an exercise price of $1.5625 per share. These options expire on May 31, 2000, and are exercisable only during Mr. Kocher's employment by us.

     * J. Glenn Campbell was granted an option to purchase 40,000 shares at an exercise price of $6.50 per share. His options vest over a period of three years, beginning on July 1, 1998. These options expire on December 31, 2001, and are exercisable only during Mr. Campbell's employment by us. In the event of an acquisition of more than 50% of our common stock by any control person or group (as defined by the Securities and Exchange Commission definitions and guidelines), then vesting of his options is immediate.

     * Scott A. Molander was granted an option to purchase 40,000 shares at an exercise price of $6.50 per share. His options vest over a period of three years, beginning on July 1, 1998.

          These options expire on December 31, 2001, and are exercisable only during Mr. Molander's employment by us. In the event of an acquisition of more than 50% of our common stock by any control person or group (as defined by the Securities and Exchange Commission definitions and guidelines), then vesting of his options is immediate.

INDEMNIFICATION
     Minnesota Statutes, Section 302A.521, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

     Indemnification does not eliminate the duty of care and does not affect an officer's or a director's responsibilities under any laws, such as the federal securities laws.

     We have entered into indemnity agreements with each of our directors and executive officers to indemnify them against expenses and losses incurred for claims brought against them in their capacities as directors or executive officers. The indemnification agreements provide that the maximum indemnification by us of each director or officer would be the maximum extent permissible under Minnesota law as amended from time to time. Indemnification is available if the director or officer seeking indemnification:

     * has not been indemnified by another corporation or employee benefit plan with respect to the same matters complained of in the proceeding;
     *    has acted in good faith;
     * had no reason, in the case of a criminal proceeding, to believe his conduct was unlawful;
     * received no improper personal benefits and complied with the conflict of interest provisions of the Minnesota Statutes; and
     *    reasonably believed the conduct was in our best interests.

     There is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought. We are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

     As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or controlling persons, we are aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                             CERTAIN TRANSACTIONS

     We have agreed to issue a warrant to Bluestem Capital Partners I to purchase 40,000 shares of our common stock at an exercise price of 125% of the initial public offering price. The warrant will expire two years from the effective date of this initial public offering. The warrants are in partial consideration for the guarantee of a $2,000,000 bridge loan from a bank, which has funded new stores and working capital prior to this offering. We have also agreed to pay Bluestem Capital Partners I an interest rate of 4% as additional compensation for the guaranty.

     We believe the transaction summarized above was made on terms no less favorable than terms we could have obtained from unaffiliated third parties. The board of directors has determined that any future transactions between us and our officers, directors or principal stockholders will be approved by a majority of the disinterested directors and will be on terms no less favorable than we could obtain from an unaffiliated third party. The board of directors may obtain independent counsel or other independent advice to assist in that determination.


     As part of its purchase of shares of our common stock in 1998, Bluestem Capital Partners II, LP granted us a "put" option to sell to such entity additional shares of our common stock at $8.44 per share for up to $2,000,000 for two years in increments as we may desire to sell to it. Such put option is subject to our having achieved certain projected financial goals at the time of exercise which were determined at the date of the granting of the option. We do not intend to exercise this put if the capital is available from another source on more favorable terms.


     Since inception in June 1995, Hat World, Inc. issued 100,000 shares of Class M common stock to each of Messrs. Berger, Campbell and Molander for $1,000 per person, and we issued 50,000 shares of Class M common stock to CR Ventures, Inc., a corporation which was controlled by Mr. Berger, for $50,000 cash. The Class M common stock had the same voting rights as the Class A common stock which was authorized at the time under our articles of incorporation. The Class A common stock was entitled to receive a 12.5% per year priority return on a noncumulative basis based on the amount of the purchase price of such stock. The Class M common stock was automatically convertible into Class A common stock upon the occurrence of certain events, including the offer by Hat World, Inc. to repurchase the Class A common stock for the full amount of the purchase price paid by the owners of such stock plus the priority return. Such an offer was made in July 1997, and both classes of common stock were converted into an equal number of shares of common stock of a single class. As a result, Messrs. Berger, Campbell and Molander became owners of our common stock. Mr. Berger acquired additional shares of stock as a result of the distribution of his pro rata shares of CR Ventures, Inc.'s assets when that company was subsequently dissolved. Since the inception of Hat World, Inc. the number of shares has increased due to the declaration of one 10% stock dividend and two 100% stock dividends.

                            PRINCIPAL STOCKHOLDERS

     The following table details certain information with respect to the beneficial ownership of our common stock as of July 31, 1999 by:

     * each stockholder known by us to beneficially own more than 5% of our common stock;
     *    each named executive officer;
     *    each director; and
     *    all directors and executive officers as a group.

     The table also presents information as adjusted to reflect the sale by us of the shares offered hereby (assuming no exercise of the representatives' over-allotment option).

                                                                                       PERCENTAGE OF SHARES
                                                                                        BENEFICIALLY OWNED
                                                                                     ------------------------
                                        SHARES BENEFICIALLY
                                            OWNED PRIOR        EXERCISABLE NUMBER     PRIOR TO       AFTER
                                            TO OFFERING            OF OPTIONS         OFFERING      OFFERING
                                       --------------------   --------------------   ----------   -----------
George Berger (1) ..................           576,524                24,000            18.96%        13.91%
Bluestem Capital
 Partners I, LLC (2)(3)(6) .........           878,576                48,000            29.03         21.34
Bluestem Capital
 Partners II, LP (2)(3) ............           597,630                                  19.01         13.92
J. Glenn Campbell (4) ..............           390,000                24,000            13.07          9.59
James Harris (4) ...................             4,000               126,000             3.98          2.94
Ken Kocher (1) .....................            30,500                56,000             2.70          1.99
Scott Molander (4) .................           390,000                24,000            13.07          9.59
John Andretti (4) ..................                --                 4,000              .13           .09
Mark E. Griffin (5) ................                --                 4,000              .13           .09
All directors and officers
 as a Group (9 persons) ............         2,867,230               310,000            92.00%        69.02%

------------------
(1) The address is Hat World Corporation, 4912 S. Minnesota Avenue, Sioux Falls, South Dakota 57108.
(2) The address is 122 S. Phillips Avenue, Sioux Falls, South Dakota 55104.
(3) Steve Kirby and Paul A. Schock, directors, are control persons and principals of Bluestem Capital Partners I, LLC and Bluestem Capital Partners II, LP.
(4) The address is Hat World, Inc., 8142 Woodland Drive, Indianapolis, Indiana 46278.
(5) The address is 2701 S. Minnesota Avenue, Sioux Falls, South Dakota 57105.
(6) The directors' options for Messrs. Kirby and Schock have been assigned to Bluestem Capital Partners I, LLC.


     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to warrants or options held by that person that are currently exercisable or will become exercisable within 60 days after July 31, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Applicable percentages are based on 3,143,446 shares of common stock outstanding as of July 31, 1999 and 4,293,446 shares of common stock outstanding after completion of this offering. Unless otherwise indicated in the following paragraphs, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                         DESCRIPTION OF CAPITAL STOCK

     The following description summarizes certain terms of our capital stock and certain provisions of our restated certificate of incorporation and bylaws. Please refer to our restated certificate of incorporation and bylaws, which have been filed as exhibits to this registration statement.

COMMON STOCK

     We have authorized 10,000,000 shares of common stock, with a par value of $.01 per share. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are not cumulative and as such shareholders holding more than 50% of the outstanding shares of common stock are able to and will be able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

     Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of Hat World out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are not assessable and are not subject to redemption or conversion and have no conversion rights.

MINNESOTA ANTI-TAKEOVER LAW

     We are governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 restricts the voting of certain percentages of voting control to be acquired in a control share acquisition of our voting stock (in excess of 20%, 33.3% or 50%) until after shareholder approval of the acquisition is obtained. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 203A.673 prohibits a public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved by a majority of disinterested directors prior to the date the shareholder becomes an interested shareholder. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

     In the event of certain tender offers for capital stock Section 302A.675 precludes the tender offeror from acquiring additional shares of capital stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares of capital stock on terms that are substantially equivalent to those contained in the earlier tender offer. Section 302A.675 does not apply if a committee of the Board of Directors consisting of all of its disinterested directors (excluding present and former officers) approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

     These provisions of the Minnesota law could delay and make more difficult a business combination, particularly one opposed by the board of directors, even if the business combination could be beneficial, in the short term, to the interests of shareholders. These statutory provisions could also depress the price certain investors might be willing to pay in the future for shares of our common stock (because it may make hostile takeovers more difficult and costly, and therefore, less attractive to the potential pursuer).

LISTING

     We have applied for listing of our common stock on the Nasdaq National Market under the trading symbol "HATS."

TRANSFER AGENT AND REGISTRAR
     American Securities Transfer and Trust, Incorporated has been appointed as the transfer agent and registrar for our common stock.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 4,293,446, shares of common stock outstanding, or 4,465,946 shares if the over allotment option is exercised in full. Of these shares, the 1,150,000 sold in this offering (1,322,500 with the over allotment) will not be deemed to be restricted shares under the Securities Act of 1933. The remaining 3,143,446 shares were issued and sold in transactions and in reliance on the exemptions under the Securities Act.

     The 3,143,446 restricted shares will be eligible for sale pursuant to Rule 144 of the Securities Act at the expiration of a one-year holding period from their date of acquisition and after ninety days from the effective date of this offering. The one-year holding period for these shares has ended.

     Hat World's executive officers, directors, and 5% stockholders, who collectively hold an aggregate of approximately 2,867,230 restricted shares, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any such shares for a period of one year, with a few isolated exceptions, from the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time without prior notice, release all or any portion of the common stock subject to these lock-up agreements. The representatives currently have no plans to release any portion of the securities subject to these lock-up agreements. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, earnings history, market conditions and other factors deemed relevant by the representatives.

     In general, under Rule 144 a person who has beneficially owned his restricted shares for at least one year, and persons who are affiliates are entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock (approximately 42,936 shares immediately after this offering) or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. However, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned his registered stock for at least two years would be entitled to sell his shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements.

     Prior to this offering there has been a limited market for the common stock and no predictions can be made of the effect, if any, that market sales of restricted shares or the availability of restricted shares for sale will have on the market price of the shares if a market for the shares develops. Nevertheless, sales of substantial amounts of the restricted shares in the public market could adversely affect such market prices.

     Taking into account the lock-up agreements the number of restricted shares that will be available for sale under the provisions of Rules 144, 144(k) and 701, as of the date of this prospectus, 276,216 shares will be eligible for sale, and 2,765,446 shares will be eligible for sale 12 months after the date of this prospectus upon the expiration of the lock-up agreements. This does not take into account any early release from the lock-up agreements or for sales in reliance on Rule 701 with the consent of the representatives.

                                 UNDERWRITING


     Subject to the terms and conditions contained in the underwriting agreement, the underwriters named below, for which Neidiger, Tucker, Brunner, Inc., EBI Securities Corporation, American Fronteer Financial Corporation, and Joseph Stevens & Company, Inc. are acting as representatives, have severally agreed to purchase from us the respective number of shares of common stock set forth opposite each underwriter's name.

UNDERWRITER                                    NUMBER OF SHARES
   Neidiger, Tucker, Brunner, Inc.
   EBI Securities Corporation
   American Fronteer Financial Corporation
   Joseph Stevens & Company, Inc.
                                                   ---------
                                     Total         1,150,000


     The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates opinions and letters from us, our counsel and independent auditors. The underwriters will be obligated to purchase all the shares of common stock offered, if any shares are purchased.

     The underwriters propose initially to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $_____ per share. The underwriters may allow and such dealers may allow a concession not in excess of $_____ per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the representatives. The representatives have advised us that the underwriters do not expect any sales to accounts for which any of the underwriters or dealers will exercise discretion as to such sale.

     We have granted to the representatives an option, expiring at the close of business on the 60th day after the date of this prospectus, to purchase up to 172,500 additional shares at the initial public offering price, less the underwriting discounts, all as set forth on the cover page of this prospectus. The representatives may exercise such option only to cover over-allotments made in connection with the sale of common stock in this offering.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     Upon completion of this offering we will sell warrants to purchase 115,000 shares of common stock, to the representatives for $115 in the aggregate. The representatives' warrants will become exercisable immediately after the completion of this offering at a per share exercise price equal to 120% of the initial public offering price, and will expire five years from the date of this prospectus. The representatives' warrants and underlying shares of common stock will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this prospectus, except to the representatives, underwriters, selling group members and their officers, partners and employees. During the exercise period, holders of the representatives' warrants are entitled to certain demand and incidental rights with respect to the shares of common stock issuable upon exercise of the representatives' warrants. The common stock issuable on exercise of the representatives' warrants is subject to adjustment in certain events to prevent dilution.

     We will pay the representatives a nonaccountable expense allowance of 2.5% of the gross proceeds of the offering, which will include proceeds from the over-allotment option, if exercised. The representatives expenses in excess of the nonaccountable expense allowance, including its legal expenses, will be borne by the representatives. We have paid $40,000 to the representatives as an advance for expenses.

     We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make regarding these liabilities.

     We have agreed to give notice to the representatives of meetings of the board of directors and to grant access to such meetings to advisors designated by the representatives to attend the meetings as observers. The representatives have the right, but not the obligation, to nominate one director to our board of directors until July 2003. The representatives have indicated that they have no intention of making such nomination in the near future.

     For a period of three years after this offering, the representatives have the right to participate as co-managing underwriters in any additional public or private offering of debt or equity securities by us, excluding debt financing transactions with banks. During this period, the representatives also have the right to serve as a financial advisors with respect to mergers or other strategic transactions involving us. The representatives may waive such rights if the terms of its participation are unacceptable.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Neither Hat World nor the underwriters can predict the effect that the transactions described may have on the price of the common stock. In addition, neither Hat World nor the underwriters represent that the underwriters will engage in such transactions. If begun, the transactions may be discontinued at any time without notice. It is anticipated that certain of the underwriters will make a market in the common stock on completion of this offering, as permitted by law. The underwriters are not obligated to make a market in the common stock, and if they do so may discontinue making a market at any time. An active trading market may never develop for the common stock.

     Before this offering there has been no market for the common stock. Negotiations between the representatives and us will determine the initial public offering price. The main factors to be considered in determining the initial public offering price include:

     *    the information set forth in this prospectus and otherwise available;
     *    the history and the prospects for the industry in which we compete;
     *    the ability of our management;
     *    the prospects for our future earnings;
     *    the present state of our development and our financial condition;
     * the general condition of the securities markets at the time of this offering; and
     * the recent market prices of, and the demand for, publicly traded stock of generally comparable companies

     The estimated initial public offering price per share range set forth on the cover of this preliminary prospectus is subject to change as a result of these and other factors.

                                 LEGAL MATTERS

     The validity of the common stock offered will be passed upon for Hat World
by Charles Clayton, Minneapolis, Minnesota and by             , Minneapolis,
Minnesota. Clanahan, Tanner, Downing and Knowlton, P.C., Denver, Colorado will pass upon certain legal matters for the representatives of the underwriters.


                                    EXPERTS

     The audited financial statements of Hat World, Inc. included in this prospectus and elsewhere in the registration statement have been audited by EideBailly LLP, independent public accountants, as indicated in their reports, and are included in reliance on the authority of the firm as experts in giving reports.

     In June 1999, Hat World, Inc. stockholders approved a plan wherein Hat World, Inc. would become the sole operating subsidiary of Hat World Corporation, a holding company, incorporated in April 1999. This became effective in July 1999.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                            PAGE
                                                                                           -----
Independent Auditor's Report ...........................................................    F-2
Balance Sheets, December 31, 1998 (Audited) and June 30, 1999 (Unaudited) ..............    F-3
Statements of Operations, Years Ended December 31, 1997 and 1998 (Audited) and
 Six Months Ended June 30, 1998 and 1999 (Unaudited) ...................................    F-4
Statements of Stockholders' Equity, Years Ended December 31, 1997 and 1998 (Audited) and
 Six Months Ended June 30, 1999 (Unaudited) ............................................    F-5
Statements of Cash Flows, Years Ended December 31, 1997 and 1998 (Audited) and
 Six Months Ended June 30, 1998 and 1999 (Unaudited) ...................................    F-6
Notes to Financial Statements ..........................................................    F-8

                                 EIDE BAILLY LLP
                      -----------------------------------
                   CONSULTANTS * CERTIFIED PUBLIC ACCOUNTANTS

                         INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Hat World, Inc.
Sioux Falls, South Dakota

We have audited the accompanying balance sheet of Hat World, Inc. as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hat World, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.


/s/ Eide Bailly LLP


Sioux Falls, South Dakota
January 15, 1999

HAT WORLD, INC.
BALANCE SHEETS
DECEMBER 31, 1998 (AUDITED) AND JUNE 30, 1999 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                DECEMBER 31,        JUNE 30,
                                                                    1998              1999
                                                               --------------   ---------------
                                                                                  (UNAUDITED)
ASSETS
CURRENT ASSETS
 Cash and cash equivalents .................................     $  433,354      $     13,405
 Receivables ...............................................        120,794           129,065
 Income taxes refundable ...................................             --           314,272
 Inventories ...............................................      2,682,854         3,898,320
 Prepaid expenses ..........................................         67,192           272,533
                                                                 ----------      ------------
   Total current assets ....................................      3,304,194         4,627,595
                                                                 ----------      ------------
DEFERRED INCOME TAXES ......................................        114,770           114,770
                                                                 ----------      ------------
INTANGIBLE ASSETS, net of accumulated amortization .........          2,566            21,896
                                                                 ----------      ------------
PROPERTY AND EQUIPMENT
 Leasehold improvements ....................................      3,368,917         5,269,689
 Furniture and fixtures ....................................        513,192           863,119
 Equipment, office and computer ............................        329,990           738,037
 Vehicles ..................................................        110,243           146,329
                                                                 ----------      ------------
                                                                  4,322,342         7,017,174
   Less accumulated depreciation & amortization ............       (628,780)       (1,056,974)
                                                                 ----------      ------------
                                                                  3,693,562         5,960,200
                                                                 ----------      ------------
   Total Assets ............................................     $7,115,092      $ 10,724,461
                                                                 ==========      ============
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Notes payable -- bank .....................................     $       --      $  3,600,000
 Current maturities of long-term debt ......................         15,511            72,661
 Accounts payable, trade ...................................        836,317         1,553,271
 Accrued expenses ..........................................        456,858           443,344
 Income taxes payable ......................................        373,221                --
                                                                 ----------      ------------
   Total current liabilities ...............................      1,681,907         5,669,276
                                                                 ----------      ------------
LONG-TERM DEBT, less current maturities ....................         57,689           138,727
                                                                 ----------      ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
 Common stock, par value $.01 per share
   Authorized, 10,000,000 shares
   Issued, 3,143,446 shares ................................         31,436            31,436
 Additional paid-in capital ................................      4,383,230         4,383,230
 Retained earnings .........................................        960,830           501,792
                                                                 ----------      ------------
 Total Stockholders' Equity ................................      5,375,496         4,916,458
                                                                 ----------      ------------
 Total Liabilities and Stockholders' Equity ................     $7,115,092      $ 10,724,461
                                                                 ==========      ============

See Notes to Financial Statements

HAT WORLD, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997 AND 1998 (AUDITED) AND
SIX MONTHS ENDED JUNE 30, 1998 AND 1999 (UNAUDITED)
--------------------------------------------------------------------------------

                                             YEARS ENDED DECEMBER 31,         SIX MONTHS ENDED JUNE 30,
                                          ------------------------------   -------------------------------
                                               1997            1998             1998             1999
                                          -------------   --------------   -------------   ---------------
                                                                                     (UNAUDITED)
NET SALES .............................    $3,761,107      $10,975,102      $3,159,810       $ 7,518,135
COST OF SALES .........................     1,707,026        4,897,930       1,439,134         3,346,289
                                           ----------      -----------      ----------       -----------
GROSS PROFIT ..........................     2,054,081        6,077,172       1,720,676         4,171,846
OPERATING EXPENSES ....................     1,573,407        5,062,679       1,791,998         4,810,199
                                           ----------      -----------      ----------       -----------
INCOME (LOSS) FROM OPERATIONS .........       480,674        1,014,493         (71,322)         (638,353)
OTHER INCOME (EXPENSE)
 Interest income ......................         3,126           15,151           3,114               448
 Interest expense .....................       (18,620)         (41,404)        (18,046)          (72,718)
 Other ................................         5,678           20,029           5,726           (54,440)
                                           ----------      -----------      ----------       -----------
INCOME (LOSS) BEFORE
 INCOME TAXES .........................       470,858        1,008,269         (80,528)         (765,063)
INCOME TAXES (BENEFIT) ................       195,300          365,700         (36,238)         (306,025)
                                           ----------      -----------      ----------       -----------
NET INCOME (LOSS) .....................    $  275,558      $   642,569      $  (44,290)      $  (459,038)
                                           ==========      ===========      ==========       ===========
EARNINGS (LOSS) PER
 COMMON SHARE, basic ..................    $     0.13      $      0.23      $    (0.02)      $     (0.15)
                                           ==========      ===========      ==========       ===========
EARNINGS (LOSS) PER
 COMMON SHARE, diluted ................    $     0.13      $      0.22      $    (0.02)      $     (0.15)
                                           ==========      ===========      ==========       ===========

See Notes to Financial Statements

HAT WORLD, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997 AND 1998 (AUDITED) AND SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
--------------------------------------------------------------------------------

                                                   COMMON STOCK          CLASS A COMMON STOCK
                                             ----------------------- ---------------------------
                                                SHARES      AMOUNT       SHARES        AMOUNT
                                             ------------ ---------- ------------- -------------
BALANCE, DECEMBER 31, 1996 .................         --    $    --        35,540     $    355
 Issuance of 216,474 shares of Class A
  common stock, net of offering costs
  of $3,117 ................................         --         --       216,474        2,166
 Purchase and retirement of 560 shares
  of Class A common stock ..................         --         --          (560)          (6)
 Conversion of all shares of Class M
  common stock to shares of common
  stock ....................................    636,454      6,365      (251,454)      (2,515)
 Issuance of 636,454 shares of common
  stock pursuant to a stock split in the
  form of a stock dividend .................    636,454      6,365            --           --
 Net income ................................         --         --            --           --
                                                -------    -------      --------     ----------
BALANCE, DECEMBER 31, 1997 .................  1,272,908     12,730            --           --
 Issuance of 248,815 shares of common
  stock, net of offering costs of $928 .....    248,815      2,488            --           --
 Issuance of 50,000 shares of common
  stock upon the exercise of options .......     50,000        500            --           --
 Issuance of 1,571,723 shares of common
  stock pursuant to a stock split in the
  form of a stock dividend .................  1,571,723     15,718            --           --
 Net income ................................         --         --            --           --
                                              ---------    -------      --------     ----------
BALANCE, DECEMBER 31, 1998 .................  3,143,446     31,436            --           --
 Net (loss) ................................         --         --            --           --
                                              ---------    -------      --------     ----------
BALANCE, JUNE 30, 1999
 (UNAUDITED) ...............................  3,143,446    $31,436            --     $     --
                                              =========    =======      ========     ==========

[WIDE TABLE CONTINUED FROM ABOVE]

                                                CLASS M COMMON STOCK     ADDITIONAL
                                             -------------------------    PAID-IN       RETAINED
                                                 SHARES       AMOUNT      CAPITAL       EARNINGS       TOTAL
                                             ------------- ----------- ------------- ------------- -------------
BALANCE, DECEMBER 31, 1996 .................     385,000    $   3,850   $  205,848    $    64,786   $  274,839
 Issuance of 216,474 shares of Class A
  common stock, net of offering costs
  of $3,117 ................................          --           --    1,034,468             --    1,036,634
 Purchase and retirement of 560 shares
  of Class A common stock ..................          --           --       (3,170)            --       (3,176)
 Conversion of all shares of Class M
  common stock to shares of common
  stock ....................................    (385,000)      (3,850)          --             --           --
 Issuance of 636,454 shares of common
  stock pursuant to a stock split in the
  form of a stock dividend .................          --           --           --         (6,365)          --
 Net income ................................          --           --           --        275,558      275,558
                                                --------    ---------   ----------    -----------   ----------
BALANCE, DECEMBER 31, 1997 .................          --           --    1,237,146        333,979    1,583,855
 Issuance of 248,815 shares of common
  stock, net of offering costs of $928 .....          --           --    2,996,584             --    2,999,072
 Issuance of 50,000 shares of common
  stock upon the exercise of options .......          --           --      149,500             --      150,000
 Issuance of 1,571,723 shares of common
  stock pursuant to a stock split in the
  form of a stock dividend .................          --           --           --        (15,718)          --
 Net income ................................          --           --           --        642,569      642,569
                                                --------    ---------   ----------    -----------   ----------
BALANCE, DECEMBER 31, 1998 .................          --           --    4,383,230        960,830    5,375,496
 Net (loss) ................................          --           --           --       (459,038)    (459,038)
                                                --------    ---------   ----------    -----------   ----------
BALANCE, JUNE 30, 1999
 (UNAUDITED) ...............................          --    $      --   $4,383,230    $   501,792   $4,916,458
                                                ========    =========   ==========    ===========   ==========

See Notes to Financial Statements

HAT WORLD, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997 AND 1998 (AUDITED) AND
SIX MONTHS ENDED JUNE 30, 1998 AND 1999 (UNAUDITED)
--------------------------------------------------------------------------------

                                                     YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                                 -------------------------------   --------------------------------
                                                      1997             1998             1998              1999
                                                 -------------   ---------------   --------------   ---------------
                                                                                             (UNAUDITED)
OPERATING ACTIVITIES
 Net income (loss) ...........................    $  275,558      $    642,569      $    (44,290)    $   (459,038)
 Charges and credits to net income
  (loss) not affecting cash
   Depreciation ..............................        33,250           116,435            27,555          118,908
   Amortization of leasehold improvements
    and intangibles ..........................       104,767           344,798           127,518          309,286
   Deferred income taxes .....................       (20,585)          (98,585)               --               --
 Changes in assets and liabilities
   Receivables ...............................        10,954          (116,748)            1,423           19,554
   Inventories ...............................      (587,591)       (1,907,153)         (653,772)      (1,215,466)
   Prepaid expenses ..........................           146           (61,324)          (38,973)        (205,341)
   Accounts payable, trade ...................       389,664           332,647           211,925          563,572
   Accounts payable, stockholders ............        (3,733)               --                --               --
   Accrued expenses ..........................       168,394           230,636           (56,372)         (13,514)
   Unearned membership dues ..................        (4,225)               --                --               --
   Income taxes payable ......................       189,731           168,153          (328,123)        (687,493)
                                                  ----------      ------------      ------------     ------------
NET CASH FROM (USED FOR)
 OPERATING ACTIVITIES ........................       556,330          (348,572)         (753,109)      (1,569,532)
                                                  ----------      ------------      ------------     ------------
INVESTING ACTIVITIES
 Property and equipment purchases ............      (969,805)       (3,072,226)       (1,468,632)      (2,420,380)
 Reimbursement received on property and
  equipment purchases ........................            --                --                --           34,175
 Payment of start-up costs and loan fees .....            --                --                --          (19,438)
                                                  ----------      ------------      ------------     ------------
NET CASH USED FOR INVESTING
 ACTIVITIES ..................................      (969,805)       (3,072,226)       (1,468,632)      (2,405,643)
                                                  ----------      ------------      ------------     ------------
FINANCING ACTIVITIES
 Net borrowings (payments) on notes
  payable ....................................      (198,584)               --         1,650,000        3,600,000
 Proceeds from long-term debt borrowings .....            --            78,194                --           15,586
 Principle payments on long-term debt ........            --            (4,994)               --          (32,649)
 Proceeds from stock issuance, net of
  offering costs .............................     1,036,634         2,999,072                --               --
 Proceeds from stock issuance upon the
  exercise of options ........................            --           150,000                --               --
 Payment of offering costs ...................            --                --              (928)              --

(continued on next page)

STATEMENTS OF CASH FLOWS -- PAGE 2


--------------------------------------------------------------------------------

                                                   YEAR ENDED DECEMBER 31,       SIX MONTHS ENDED JUNE 30,
                                                 ----------------------------   ---------------------------
                                                      1997           1998           1998           1999
                                                 -------------   ------------   ------------   ------------
                                                                                        (UNAUDITED)
FINANCING ACTIVITIES (Con't.)
 Purchase and retirement of stock ............     $  (3,176)    $     --       $      --      $      --
 Payment of short-term payable used to
  finance equipment purchases ................            --           --              --        (27,711)
                                                   ---------     ---------      ----------     ----------
NET CASH FROM FINANCING
 ACTIVITIES ..................................       834,874     3,222,272      1,649,072      3,555,226
                                                   ---------     ---------      ----------     ----------
NET CHANGE IN CASH AND CASH
 EQUIVALENTS .................................       421,399     (198,526)       (572,669)      (419,949)
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD .........................       210,481      631,880         631,880        433,354
                                                   ---------     ---------      ----------     ----------
CASH AND CASH EQUIVALENTS AT
 END OF PERIOD ...............................     $ 631,880     $433,354       $  59,211      $  13,405
                                                   =========     =========      ==========     ==========
SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION
 Cash paid during the period
   Interest ..................................     $  22,561     $ 41,404       $  18,046      $  17,225
   Income taxes ..............................        26,175      296,132         248,965        373,270
                                                   =========     =========      ==========     ==========
SUPPLEMENTAL SCHEDULE OF
 NONCASH INVESTING AND
 FINANCING ACTIVITIES
 Acquisition of property and equipment
  through accounts and notes payable .........     $      --     $137,954       $ 145,059      $ 181,093
 Reimbursement due for property and
  equipment purchases included in
  receivables ................................            --      118,700              --         62,000
 Common stock subscription ...................            --           --       3,150,000             --
 Stock split in the form of a stock dividend           6,365       15,718              --             --
 Capital lease obligations incurred for use
  of equipment ...............................            --           --              --        155,251
                                                   =========     =========      ==========     ==========

See Notes to Financial Statements

HAT WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------
NOTE 1 -- PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

PRINCIPAL BUSINESS ACTIVITY

     Hat World, Inc. (the "Company") was incorporated June 1, 1995 for the purpose of operating specialty retail stores, primarily to sell baseball-style caps. The first store was opened November 3, 1995 and at December 31, 1998 fifty-three stores were operating in fourteen states.


UNAUDITED INTERIM FINANCIAL STATEMENTS

     The unaudited interim financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999, are unaudited but, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of financial condition, results of operations, and cash flows. The operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.


ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


CASH EQUIVALENTS

     The Company considers money market funds to be cash equivalents.


INVENTORIES

     Inventories are valued at the lower of cost, (first-in, first-out method) or market.


PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:


  Furniture and fixtures             5 - 7 years
  Equipment, office and computer     3 - 5 years

     Amortization of the leasehold improvements is computed over the lives of the respective leases which are one to nine years.


INTANGIBLE ASSET

     Amortization of the cost of developing Company trademarks for registration is computed using the straight-line method over an estimated life of fifteen years.


CONCENTRATION OF CREDIT RISK

     At December 31, 1998, one bank account had $437,119 in excess of the Federal Deposit Insurance Corporation insurance limits.


INCOME TAXES

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between

HAT WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1998
--------------------------------------------------------------------------------

NOTE 1-- PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


property and equipment for financial and income tax reporting. The deferred tax assets represent the future tax return consequences of those differences, which will be deductible when the assets are recovered.


ADVERTISING

     Advertising costs are expensed as incurred. The Company incurred $28,584 and $13,932 for advertising costs in 1998 and 1997, respectively.


RECLASSIFICATIONS

     Certain amounts in 1997 have been reclassified to conform with 1998 presentation.


NOTE 2 -- LINE OF CREDIT AND LONG-TERM DEBT


  The Company has a variable rate line of credit of $650,000 at December 31,
 1998, due on demand and secured by substantially all assets of the Company.
 Interest is .5% above the bank's prime rate, and was 9.25% at December 31,
 1998 ............................................................................    $      --
                                                                                      =========
  Long-term debt at December 31, 1998 consists of:
      3.9% note payable to finance corporation, due in monthly installments of
       $357, including interest, to July 2002; secured by a vehicle ..............    $  18,623
      9.77% note payable to bank, due in monthly installments of $449,
       including interest, to August 2003; secured by two vehicles ...............       40,255
      8.0% note payable to finance corporation, due in monthly installments of
       $490, including interest, to August 2002; secured by a vehicle ............       14,322
                                                                                      ---------
                                                                                         73,200
       Less current maturities ...................................................      (15,511)
                                                                                      ---------
                                                                                      $  57,689
                                                                                      =========

     Long-term debt maturities are as follows:


YEARS ENDING
DECEMBER 31,              AMOUNT
---------------------   ----------
  1999 ..............    $15,511
  2000 ..............     16,772
  2001 ..............     18,145
  2002 ..............     15,863
  2003 ..............      6,909
                         -------
                         $73,200
                         =======

HAT WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1998
--------------------------------------------------------------------------------

NOTE 3 -- ACCRUED EXPENSES

     Accrued expenses at December 31, 1998 include:


   Compensation, related withholdings & benefits .........    $234,675
   Sales taxes ...........................................     182,170
   Rent ..................................................      11,703
   Other .................................................      28,310
                                                              --------
                                                              $456,858
                                                              ========

NOTE 4 -- EMPLOYEE BENEFIT PLAN
     The Company established a 401(K) retirement plan in 1998, which covers all employees who meet eligibility requirements. Employees may defer a maximum of 15% of their salary. The Company will match 50% of the first 5% of the employee's elective deferral. The Company may also make additional contributions to the plan at the discretion of the Board of Directors. The Company's contribution for 1998 was $15,681.


NOTE 5 -- INCOME TAXES
     The provision for income taxes for the years ended December 31, 1997 and 1998 follows:


                                      1997                                        1998
                    -----------------------------------------   -----------------------------------------
                       TOTAL        CURRENT        PREPAID         TOTAL        CURRENT        PREPAID
                    -----------   -----------   -------------   -----------   -----------   -------------
Federal .........    $146,600      $164,185       $ (17,585)     $283,700      $366,285       $ (82,585)
State ...........      48,700        51,700          (3,000)       82,000        98,000         (16,000)
                     --------      --------       ---------      --------      --------       ---------
Total ...........    $195,300      $215,885       $ (20,585)     $365,700      $464,285       $ (98,585)
                     ========      ========       =========      ========      ========       =========

     The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 34% to pretax income for the years ended December 31, 1997 and 1998 due to the following:


                                                                    1997          1998
                                                                -----------   -----------
   Computed "expected" tax expense ..........................    $160,092      $ 342,799
   Increase (decrease) in income taxes resulting from:
    State income taxes, net of federal tax benefit ..........      32,149         54,180
    Other ...................................................       3,059        (31,279)
                                                                 --------      ---------
                                                                 $195,300      $ 365,700
                                                                 ========      =========

     Deferred income taxes represent the accumulated depreciation differences between financial statement and income tax reporting of property and equipment. There is no valuation allowance account.

HAT WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1998
--------------------------------------------------------------------------------

NOTE 6 -- LEASE COMMITMENTS
     The Company leases all fifty-three of its store locations and a warehouse under noncancelable lease agreements with terms ranging from less than one year to nine years. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Generally, under these leases, the Company is obligated for certain minimum rentals, real estate taxes, utilities, insurance and contingent rentals based upon sales volume. Rent expense under these leases was $1,230,657 and $390,531 for the years ended December 31, 1998 and 1997, respectively. Included in the total rent expense for the years ended December 31, 1998 and 1997 was $18,667 and $28,264, respectively, representing contingent rent based upon sales volume. At December 31, 1998, the Company had also entered into lease agreements for nine new stores and a new warehouse, with plans to begin operation at these locations during 1999. Minimum lease payments in future years are as follows:


YEARS ENDING
DECEMBER 31,                                           AMOUNT
------------------------------------------------   -------------
         1999 ..................................   $ 1,759,868
         2000 ..................................     1,786,361
         2001 ..................................     1,801,257
         2002 ..................................     1,644,264
         2003 ..................................     1,533,408
         Remaining Years .......................     2,380,944
                                                   -----------
          Total minimum lease payments .........   $10,906,102
                                                   ===========

     Subsequent to year end, the Company entered into a lease agreement for a new store. The lease will commence on March 1, 1999, with a term of 107 months. The annual minimum lease payment on the store will be $35,280.


NOTE 7 -- EARNINGS PER SHARE AND STOCKHOLDERS' EQUITY
     During 1997, all Class M and Class A shares were converted to shares of common stock, and basic earnings per share was computed for a single class of common stock. Diluted earnings per share assume the execution of all stock options at the shareholders' most advantageous price. Earnings per share has been computed using the weighted average of the number of shares outstanding during each of the periods presented.

     In both 1998 and 1997 the Company declared two for one stock splits in the form of a stock dividend of two shares of common stock for each share outstanding. All stock option per share information in these financial statements has been adjusted retroactively for the effect of these splits.

HAT WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1998
--------------------------------------------------------------------------------

NOTE 7-- EARNINGS PER SHARE AND STOCKHOLDERS' EQUITY (CONTINUED)


     Following is a reconciliation of the numerators and the denominators for the earnings per share computations:


                                            FOR THE YEAR ENDED DECEMBER 31, 1997
                                        --------------------------------------------
                                            INCOME           SHARES        PER-SHARE
                                         (NUMERATOR)     (DENOMINATOR)      AMOUNT
                                        -------------   ---------------   ----------
Basic Earnings Per Share
 Income available to common
  stockholders ......................      $275,558        2,074,902        $ 0.13
Effect of Dilutive Securities Options            --           40,936            --
                                           --------        ---------        ------
Diluted Earnings Per Share
 Income available to common
  stockholders and assumed
  conversions .......................      $275,558        2,115,838        $ 0.13
                                           ========        =========        ======


                                            FOR THE YEAR ENDED DECEMBER 31, 1998
                                        --------------------------------------------
                                            INCOME           SHARES        PER-SHARE
                                         (NUMERATOR)     (DENOMINATOR)      AMOUNT
                                        -------------   ---------------   ----------
Basic Earnings Per Share
 Income available to common
  stockholders ......................      $642,569        2,820,890        $ 0.23
Effect of Dilutive Securities Options            --           62,122            --
                                           --------        ---------        ------
Diluted Earnings Per Share
 Income available to common
  stockholders and assumed
  conversions .......................      $642,569        2,883,012        $ 0.22
                                           ========        =========        ======


                                 FOR THE SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)
                                   ----------------------------------------------
                                        LOSS            SHARES         PER-SHARE
                                    (NUMERATOR)     (DENOMINATOR)       AMOUNT
                                   -------------   ---------------   ------------
Basic and Diluted Loss Per Share
 Loss available to common
  stockholders .................     $ (44,290)      2,545,816        $   (0.02)
                                     =========       =========        =========


                                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                                   ----------------------------------------------
                                        LOSS            SHARES         PER-SHARE
                                    (NUMERATOR)     (DENOMINATOR)       AMOUNT
                                   -------------   ---------------   ------------
Basic and Diluted Loss Per Share
 Loss available to common
  stockholders .................    $ (459,038)      3,143,446        $   (0.15)
                                    ==========       =========        =========

HAT WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1998
--------------------------------------------------------------------------------

NOTE 8 -- COMMON STOCK
     Two classes of common stock were created to facilitate selling shares in an initial offering of Class A shares to the public utilizing a Small Corporate Offering Registration Exemption Form (Form U-7). The Class M shares were created to demonstrate a commitment by the founders of the Company that they would not participate in the direct financial rewards of owning shares in the Company until such time as Class A shareholders had an opportunity to receive a priority return on their investment. Class M shares were to be automatically converted into Class A shares, on a one for one basis, at such time as the 24,400 Class A shares sold in the initial U-7 offering achieved a 12.5% Annual, Cumulative, Priority Return.

     Such a priority return was achieved during 1997, in accordance with the terms of the Company's articles of incorporation, by tendering an offer to buy-back all outstanding shares issued pursuant to the U-7 offering at a cash purchase price determined in the prescribed manner. The Company purchased and retired 560 Class A shares as a result of the buy-back offer. Acceptance of the buy-back offer by shareholders was not a condition of conversion of the Class M shares to Class A shares. Subsequent to tendering the buy-back offer, all outstanding Class M and Class A shares were converted to shares of common stock, and the Company's articles of incorporation were amended to reflect only one class of common stock.


NOTE 9 -- STOCK OPTIONS
     The Company has reserved 880,000 shares of common stock in its 1995 Stock Option Plan, as amended, and intends to grant such options to officers, store managers and other employees as performance incentives. The incentive stock options will vest over a three to five year period. The Plan expires on December 31, 2005.

     During 1998 and 1997, the Company granted options to certain officers and employees to purchase 329,000 and 114,000 shares, respectively, of common stock under the Plan. The fair value of each option was estimated using a model similar to the Black-Scholes option pricing model, with the following weighted average assumptions: dividend yield of 0%; risk-free interest rate of 5% and 6% in 1998 and 1997, respectively; and expected life of 3.4 years and 3 years in 1998 and 1997, respectively. Because the exercise price exceeded the market value at grant date, it was determined that the fair value of the options was insignificant and no compensation expense would be recorded. Vesting of certain options granted to an officer was contingent upon the Company meeting net sales and before tax profit goals during 1997 and 1998. The 1997 goals were met and the related options vested in 1998. The 1998 goals were not met and the related options expired.

     The Company also reserved 100,000 shares of common stock under an option agreement with a significant shareholder of the Company. These options were granted by the Company in 1997 and were exercised by the shareholder in 1998. The fair value of these options at grant date, determined using the same assumptions as those stated above, was insignificant, and no value would be recognized in the financial statements.

HAT WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1998
--------------------------------------------------------------------------------

NOTE 9-- STOCK OPTIONS (CONTINUED)


     A summary of the status of the Company's stock options as of December 31, 1997 and 1998, and changes during the years then ended is presented below:


                                                         1997                               1998
                                            -------------------------------   ---------------------------------
                                                          WEIGHTED-AVERAGE                     WEIGHTED-AVERAGE
                                              SHARES       EXERCISE PRICE         SHARES        EXERCISE PRICE
                                            ----------   ------------------   -------------   -----------------
Outstanding at beginning of year                  --           $   --             214,000          $  1.53
 Granted ................................    214,000              1.53            329,000             6.46
 Exercised ..............................         --               --            (100,000)            1.50
 Forfeited ..............................         --               --             (28,000)            2.08
                                             -------                             --------
Outstanding at end of year ..............    214,000              1.53            415,000             5.41
                                             =======                             ========
Options exercisable at year-end .........    122,000              1.53            142,500             4.53
                                             =======                             ========

     The following table summarizes information about stock options outstanding at December 31, 1998:


                                   OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                       -------------------------------------------   ----------------------------
                                         WEIGHTED-
                                          AVERAGE       WEIGHTED-                      WEIGHTED-
                           NUMBER        REMAINING       AVERAGE         NUMBER         AVERAGE
                        OUTSTANDING     CONTRACTUAL      EXERCISE     EXERCISABLE      EXERCISE
EXERCISE PRICES         AT 12/31/98         LIFE          PRICE       AT 12/31/98        PRICE
--------------------   -------------   -------------   -----------   -------------   ------------
Fixed Options:
 $ 1.5625 ..........       76,000       1.5 years       $  1.5625        36,000       $  1.5625
 $ 4.00 ............       13,000       2.0 years          4.0000        13,000          4.0000
 $ 6.50 ............      300,000       3.0 years          6.5000        75,000          6.5000
 $10.00 ............       10,000       3.0 years         10.0000         2,500         10.0000
Performance Based:
 $1.5625 ...........       16,000       1.5 years          1.5625        16,000          1.5625
                          -------                                        ------
                          415,000       2.6 years          5.4100       142,500          4.5300
                          =======                                       =======

     On January 6, 1999, stock options were granted to an employee of the Company to purchase 2,500 shares of common stock for $10 per share. The options expire on May 31, 2002.

HAT WORLD, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1998
--------------------------------------------------------------------------------

NOTE 10 -- NOTES PAYABLE -- BANK (UNAUDITED)


                                                                              JUNE 30, 1999
                                                                             --------------
                                                                               (UNAUDITED)
      The Company has a $3,500,000 variable rate line of credit with a bank at June 30, 1999, due September 30, 1999, and secured by substantially all assets of the Company. Interest is .25% above the
       Wall Street Journal prime rate, and was 8.00% at June 30, 1999. The line is renewable for an additional six months, and is subject to
       certain financial performance covenants. ..........................     $2,000,000
      The Company has a $2,000,000 variable rate line of credit with a bank at June 30, 1999, due September 30, 1999; secured by
       substantially all assets of the Company and guaranteed by Bluestem
       Capital Partners I, LLC (BCPI), a stockholder of the Company.
       Interest is .25% above the Wall Street Journal prime rate, and was
       8.00% at June 30, 1999. ...........................................      1,600,000
                                                                               ----------
                                                                               $3,600,000
                                                                               ==========

     In connection with the guarantee of the $2,000,000 line of credit, the Company has agreed to pay interest of 4% to BCPI on the amounts borrowed, and has agreed to issue to BCPI a warrant to purchase up to 40,000 shares of Company stock at 25% over the offering price of the anticipated public offering exercisable for a period of two years following the offering.

[GRAPHIC]
STORE LOCATIONS
NUMBER OF STORES BY STATE

                                     [LOGO]

                             HAT WORLD CORPORATION

                                    PART II


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     The statutes of the State of Minnesota provide for indemnification of any officer, director or affiliated person for acts or omissions if he acted in good faith and in what he believed to be the best interests of the corporation. The registrant has indemnification agreements with its officers and directors. The registrant understands that the Securities and Exchange Commission feels that this indemnification is against public policy as to liability arising out of the Securities Act of 1933.


ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


Registration Fees ..............................    $  3,125
NASD filing fee ................................    $  1,690
Nasdaq National Market application fee .........    $  5,000
Accounting Fees. ...............................    $ 30,000
Legal Fees .....................................    $ 20,000
Printing Expenses ..............................    $ 40,000
Blue Sky Fees ..................................    $ 10,000
Transfer Agent and Registrar Fees ..............    $ 10,000
Miscellaneous ..................................    $ 40,000
 TOTAL .........................................    $159,815

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.
     The following are all sales of unregistered securities for the past three years.


NAME                               NUMBER OF SHARES      DATE       AMOUNT PAID
-------------------------------   ------------------   --------   --------------
Bernadette A. Berger ..........          10,200          8/95       $   14,000
George N. Berger ..............         495,440          6/95       $   64,000
Ida Berger ....................           4,400          9/95       $    5,000
Ramona A. Berger ..............          24,760          8/95       $   33,260
Bluestem Capital I ............         838,576          7/97       $1,000,000
Bluestem Capital II ...........         597,630          7/98       $3,150,000
J. Glenn Campbell .............         440,000          6/95       $    1,000
CR Ventures, Inc. .............         220,000          6/95       $   50,000
James I. Davis ................             340          4/97       $      510
Neil C. Davis .................             340          4/97       $      510
Gerard Hanson .................           4,800          2/95       $    5,550
James Harris ..................           4,000         10/97       $        0
William Heupel ................           4,400          9/95       $    5,000
Thomas D. Houle ...............           1,760          8/95       $    2,000
John M. Kavali ................           4,000          3/97       $    6,000
Becky Knudson .................           4,000         12/96       $    5,500
Les Knudson ...................           4,000         12/96       $    5,500
Kenneth Kocher ................          10,000         10/97       $   15,000
Donna Molander ................           2,640         12/95       $    3,000
Scott A. Molander .............         440,000          6/95       $    1,000
Shane Molander ................             800         12/96       $    1,100
Harry Overholtzer .............             400          8/95       $     (175)
Jack G. Rentschler ............           7,200         10/96       $    9,900
David W. Stewart ..............          22,000          8/95       $   25,000
Grant Washnok .................           1,760          9/95       $    2,000

     The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 27. EXHIBITS.


  EXHIBIT
    NO.                      DESCRIPTION
----------   ------------------------------------------

  1.1        Underwriting Agreement
  1.2        Representative's Warrant Agreement
 10.8        1999 Stock Option Plan
 10.9        401-k Plan
 24.0        Consent of Accountant


ITEM 28. UNDERTAKINGS.
     The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represents a fundamental change in the information set forth in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (4) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (iv) that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (v) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on August 24, 1999.



                                            HAT WORLD CORPORATION


                                            By:    /S/ JAMES HARRIS
                                              --------------------------------
                                                   Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on August 24, 1999.



             SIGNATURE                TITLE
-----------------------------------   -----------------------------------
          /S/ GEORGE N. BERGER        Director, Secretary
---------------------------------
          George N. Berger
          /S/ KENNETH J. KOCHER       Director, Chief Financial Officer
---------------------------------
          Kenneth J. Kocher
          /S/ J. GLENN CAMPBELL       Director
---------------------------------
          J. Glenn Campbell
          /S/ JAMES HARRIS            Director, Chief Executive Officer
---------------------------------
            James Harris
          /S/ SCOTT A. MOLANDER       Director
---------------------------------
          Scott A. Molander
           /S/ STEVE KIRBY            Director
---------------------------------
             Steve Kirby
            /S/ PAUL A. SCHOCK        Director
---------------------------------
           Paul A. Schock
          /S/ JOHN ANDRETTI           Director
---------------------------------
            John Andretti
           /S/ MARK E. GRIFFIN        Director
---------------------------------
           Mark E. Griffin

                               INDEX TO EXHIBITS


ITEM 27. EXHIBITS.


  EXHIBIT
    NO.                      DESCRIPTION
----------   ------------------------------------------

  1.1        Underwriting Agreement
  1.2        Representative's Warrant Agreement
 10.8        1999 Stock Option Plan
 10.9        401-k Plan
 24.0        Consent of Accountant